Exhibit 99.2

ATTENTION CENTRAL GOLDTRUST UNITHOLDERS
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FINE GOLD 999.9
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CENTRAL GOLDTRUST

TABLE OF CONTENTS

LETTER TO UNITHOLDERS	1
Why Investors Buy Central GoldTrust Units	4
RECOMMENDATION TO UNITHOLDERS	5
REASONS FOR REJECTING THE POLAR PROPOSAL	6
REASONS FOR REJECTING THE POLAR NOMINEES	18
QUESTIONS AND ANSWERS	19
NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS	29
MANAGEMENT INFORMATION CIRCULAR	31
SOLICITATION OF PROXIES	31
DELIVERY OF PROXIES	31
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	31
VOTING UNITS AND PRINCIPAL HOLDERS THEREOF	32
BUSINESS OF THE MEETING	32
CERTAIN CANADIAN TAX CONSIDERATIONS	33
CERTAIN UNITED STATES TAX CONSIDERATIONS	35
VOTING INSTRUCTIONS	37
PARTICULARS OF MATTERS TO BE VOTED UPON AT THE MEETING	40
CORPORATE GOVERNANCE DISCLOSURE	47
MANAGEMENT CONTRACTS	55
EXECUTIVE COMPENSATION	55
INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS	58
ADDITIONAL INFORMATION	59
TRUSTEES' APPROVAL	60
APPENDIX "A" ADVANCE NOTICE RESOLUTION	1
APPENDIX "B" ADVANCE NOTICE RULE	1
APPENDIX "C" DISSIDENT POLAR RESOLUTION	1
APPENDIX "D" MANDATE OF THE BOARD OF TRUSTEES	1

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LETTER TO UNITHOLDERS

April 6, 2015

Dear Fellow Unitholders,

On May 1, 2015 we will be holding the 12th Annual Meeting of Central GoldTrust ("GoldTrust" or the "Trust") at 11:00 a.m. at the offices of Bennett Jones LLP in Toronto, Ontario.

We strongly encourage all holders ("Unitholders") of GoldTrust's trust units ("Units") to complete the enclosed WHITE proxy form, or voting instruction form, as applicable, and vote in favour of the matters recommended by your Board of Trustees (the "Trustees"). The matters being considered are of critical importance to the ongoing integrity of your Trust and your vote is essential to ensuring that your voice is heard and your gold bullion assets continue to be soundly stewarded in the secure manner that you have come to expect.

This meeting has been organized as an Annual and Special Meeting because one of GoldTrust's most recent Unitholders, a Cayman Islands-based hedge fund called North Pole Capital Master Fund (the "North Pole Fund"), represented in Canada by its fund manager Polar Securities Inc. ("Polar Securities" and, collectively with the North Pole Fund, "Polar") is proposing to significantly alter the founding principles and construct of your Trust.

The proposal put forward by Polar advocates changes to the redemption provisions of GoldTrust which, if accepted, would allow a small number of large Unitholders, including Polar, to redeem their Units for physical gold bullion at Net Asset Value (NAV) of GoldTrust. Polar is also proposing changes to the existing cash redemption provisions of your Trust. Finally, Polar is seeking to replace five of the six Trustees who are independent of the Administrator and senior executive officers (the "Independent Trustees") with its handpicked slate of nominees.

The net effect of Polar's proposal will be to increase GoldTrust's ongoing expenses, reduce bullion security and safeguards, reduce liquidity, potentially restrict certain investors from owning GoldTrust Units, and turn the future stewardship of the Trust over to a group of nominees that has no demonstrable experience stewarding a publicly-traded, passive bullion holding trust and who likely share Polar's short-term investment philosophy. Further, if, as your Trustees expect, Polar and other large Unitholders take advantage of the physical bullion redemption option – an option that will not be available to the vast majority of Unitholders – it will expose many Unitholders, particularly in the United States, to significant adverse tax consequences. Polar has also indicated to your Trustees it would, if successful, seek reimbursement of its costs with respect to its proposals and this Annual and Special Meeting of Unitholders, thereby further burdening GoldTrust and further reducing the NAV per Unit.

Your Trustees DO NOT, in any way, support Polar's proposal, as it is inherently self-serving and contrary to the original design and structural intent of the Trust. Polar purchased most of its Units within the past six months, when those Units were trading at a discount to NAV. Now Polar is seeking to facilitate its own exit, at NAV, without regard to the significant negative consequences for long-term, non-redeeming Unitholders.

GoldTrust was created in 2003 with a singular, self-governing and passive purpose. The clear and stated intention of GoldTrust's founders was to provide all of GoldTrust's investors, be they individual or institutional, with the safest, most secure and cost effective way to hold unencumbered, fully-allocated and physically segregated gold bullion and benefit from the long term appreciation in the price of gold. GoldTrust continues to fulfill this mandate for its Unitholders. All of GoldTrust's gold bullion bars are held on a fully allocated basis within the highest rated treasury vaults of a major Canadian bank, with tightly restricted, controlled and monitored access. If Polar's proposal is adopted, the long-standing security and safeguards of GoldTrust's bullion will change.

As you know, we are currently in a prolonged bear market for gold and gold investments. In such markets, closed-end bullion entities such as GoldTrust often trade at discounts to NAV. Conversely, when the gold market and outlook for gold is positive, they tend to trade at premiums to NAV. The historical trading statistics for GoldTrust Units bear this out. In strong gold markets, GoldTrust Units have traded at substantial premiums to NAV and have outperformed many alternative bullion investment products. In the past, negative gold markets and the resultant discounts to NAV at which GoldTrust Units have traded were short-lived. This current bear market for gold has lasted longer than any in GoldTrust's 12-year history. Your Trustees understand that the unusually elevated discounts at which GoldTrust Units currently trade are of concern to investors; however, Polar's proposals are not the solution. If it were as simple as Polar proposes, your Trustees, acting in the best interest of all Unitholders, would have implemented such changes long ago.

Your Trustees and GoldTrust's administrator, Central Gold Managers Inc. (the "Administrator") continue to believe that current economic conditions, which include ultra-low interest rates, unprecedented money-printing and debt creation by the major industrial economies and accelerating devaluation turbulence among global currencies are supportive factors for higher gold prices over time. Given our positive outlook for the gold price and its positive effect on Units, we do not believe this is the time to be making long-term structural changes in an attempt to counteract a shorter-term market issue. A strengthening gold price and the resultant increased demand for GoldTrust Units will do more to correct the current NAV discount than a costly structural change which the vast majority of Unitholders cannot utilize.

Polar asserts its physical bullion redemption proposal will result in Units trading at or near NAV. Polar also claims that the adverse tax consequences that could impact many Unitholders and the increased costs to the Trust that would result are not material. Polar's assertions are unproven and not guaranteed and simply reflect its self-serving opinion. If it is successful in implementing its proposed physical bullion redemption option, we believe Polar and its Cayman Islands-based North Pole Fund, consistent with their history as short-term traders, will be long gone before the full impact of their proposed changes is known.

All of the factors requiring your consideration are more fully explained within the accompanying documents, including GoldTrust's Management Information Circular. We urge all Unitholders to read and carefully consider the information contained therein as we believe adopting the Polar proposals would adversely affect Unitholders and the Trust.

Principals of the Administrator have over 30 years of experience administrating gold bullion investments. During this period, which includes the inception of GoldTrust, the Administrator and your Trustees have never received public criticism or faced a dissident Unitholder resolution. Your Trustees and Administrator remain committed to maintaining GoldTrust as among the safest, lowest cost, and most tax efficient investment entities for all investors who wish to benefit from long-term appreciation in the price of gold bullion.

As a result of the above and after very careful consideration of all available information, including the recommendation of the Special Committee of Independent Trustees, your Trustees are strongly recommending that all Unitholders REJECT Polar's self-serving proposal, vote AGAINST its resolution, DISREGARD any proxy materials received from Polar and vote FOR the Trustee nominees of GoldTrust. We urge you to vote the WHITE proxy only, as your Trustees recommend.

Thank you for your consideration of these concerns.

With great respect and appreciation for your confidence in Central GoldTrust,

J.C. Stefan Spicer,	Ian M.T. McAvity,
Founder, Chairman and CEO,	Lead Independent Trustee
Central GoldTrust	Central GoldTrust

Why Investors Buy Central GoldTrust Units

Superior Long-Term Performance

▲ GoldTrust's existing structure has provided consistently higher upside leverage to gold prices while maintaining its position as one of the lowest cost entities for investing securely in gold bullion

Most Secure Gold Bullion Entity

▲ Storage of bullion in Canada in a Level 3 underground vault, the highest security rating available

▲ Bullion bars are unencumbered, fully allocated to GoldTrust and physically segregated

▲ Bullion is inspected at least on an annual basis in the presence of GoldTrust's external independent auditor

▲ Bullion holdings cannot be moved or removed without the prior approval of the Board of Trustees

Very Low Cost

▲ Lowest administration fee relative to alternative Canadian products

▲ Only entity among alternative products with a sliding scale administration fee structure, which results in lower fees for Unitholders as net asset value increases

▲ Among the lowest annual expense ratios for Canadian and U.S. gold bullion products

Most Tax Efficient Structure

▲ Capital gains tax treatment for all long-term Canadian and U.S. Unitholders

▲ Eligibility for Canadian registered plans such as RRSPs and RRIFs

▲ Eligibility for many U.S. and other internationally-based regulated accounts

▲ No taxable distributions have been made by GoldTrust to its Unitholders since inception in 2003

Listed on TSX and NYSE MKT ▲ None of GoldTrust's competing gold bullion products are listed on the NYSE MKT

Long-Term Administrator and Trustee Track Record
Most Experienced Independent Trustees

▲ No material issues have ever arisen regarding the work performed by the Administrator or its administrative team or the Board of Trustees

▲ Nearly 200 years of combined experience of the Administrator's staff and consultants in administering bullion entities

▲ The Board of Trustees collectively has over 50 years of experience stewarding GoldTrust

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RECOMMENDATION TO UNITHOLDERS

THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS
THAT UNITHOLDERS VOTE USING ONLY THE
ENCLOSED WHITE PROXY FORM:

        FOR the re-appointment of Ernst & Young LLP, Chartered Accountants, as Auditor;

        FOR the election of each of the seven persons nominated by Central GoldTrust and named herein as Trustees;

        FOR the ratification of the Advance Notice Rule; and

        AGAINST the Dissident Polar Resolution

THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS: DISREGARD ANY PROXY MATERIALS RECEIVED FROM POLAR AND DO NOT VOTE FOR ANY NOMINEES OF POLAR

IF YOU ARE A BENEFICIAL UNITHOLDER AND RECEIVE A VOTING INSTRUCTION FORM OR OTHER FORM OF PROXY FROM AN INTERMEDIARY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN THE MANNER INDICATED ABOVE.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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REASONS FOR REJECTING THE POLAR PROPOSAL

On February 5, 2015, the Board of Trustees (the "Board", "Trustees" or the "Board of Trustees") of Central GoldTrust ("GoldTrust") received a proposal (the "Polar Proposal") from Polar Securities Inc. ("Polar Securities") on behalf of its Cayman Islands-based hedge fund North Pole Capital Master Fund (the "North Pole Fund" and, collectively with Polar Securities, "Polar"). The Polar Proposal would provide for, among other things, certain significant amendments to the redemption rights provisions of the Amended and Restated Declaration of Trust of GoldTrust dated April 24, 2008 (the "Declaration of Trust") to implement a physical bullion redemption option as well as changes to the existing cash redemption provision. Polar requested that the Trustees submit a resolution in respect of the Polar Proposal to Unitholders at the Annual and Special Meeting of Unitholders to be held on May 1, 2015 (the "Meeting"). The Polar Proposal is described further under "Particulars of Matters to be Voted Upon at the Meeting – Dissident Polar Resolution" in the accompanying Management Information Circular of GoldTrust dated April 6, 2015 (the "Circular").

The Board has reviewed the Polar Proposal and has had numerous discussions and meetings with Polar and its representatives and advisors since January 19, 2015 to ensure that the Polar Proposal and Polar's intentions were fully understood. After a thorough review of the Polar Proposal, and following the receipt of advice from its financial, tax and legal advisors, and the unanimous recommendation of the members of the Special Committee (as defined below), the Board unanimously reached the conclusion that the Polar Proposal is inconsistent with the long-standing investment principles of GoldTrust, and not in the best interests of GoldTrust and all of its Unitholders and thus should be rejected by Unitholders.

Following initial discussions with Polar and based on advice from legal advisors, the Board of Trustees formed a special committee (the "Special Committee"), composed entirely of Trustees independent from the Administrator (as defined below) and senior executive officers (the "Independent Trustees"), for the purpose of considering and responding to all matters related to the Polar Proposal. The Special Committee is composed of Messrs. Brian E. Felske, Bruce D. Heagle, Ian M. T. McAvity and Michael A. Parente. The Special Committee retained Bennett Jones LLP as its independent legal advisors. CIBC World Markets Inc. is acting as financial advisor to GoldTrust.

For the reasons outlined below, the Board of Trustees unanimously recommends that Unitholders REJECT the Polar Proposal by voting AGAINST the Dissident Polar Resolution (as defined in the accompanying Circular).

The Board of Trustees further unanimously recommends that Unitholders DISREGARD any proxy materials received from Polar, DISREGARD the Trustee nominees put forward by Polar and DO NOT complete any proxy form provided by Polar.

The Board of Trustees unanimously recommends that Unitholders vote FOR election as Trustees, the nominees of GoldTrust described under the heading "Particulars of Matters to be Voted upon at the Meeting – Election of Trustees" in the accompanying Circular. See also "Reasons for Rejecting the Polar Nominees" below.

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THE POLAR PROPOSAL IS SELF-SERVING AND DESIGNED TO FACILITATE A SHORT-TERM TRADE BY POLAR TO THE DETRIMENT OF GOLDTRUST'S LONGER-TERM UNITHOLDERS

Unlike the majority of GoldTrust investors who are long-term gold bullion investors, Polar Securities manages the North Pole Fund, a Cayman Islands-based hedge fund that controls approximately 5.77% of the issued and outstanding Units of GoldTrust. The North Pole Fund has a stated strategy of "Closed-End Fund Arbitrage" and a shorter-term investment focus. While Polar claims to have held its Units of GoldTrust continuously since 2013, public filings show that the bulk of North Pole Fund's current position in GoldTrust has been accumulated in the past six months, at a discount to Net Asset Value ("NAV"). Based on publicly filed trading reports, it also appears that Polar redeemed or sold a significant number of the North Pole Fund's units of Sprott Physical Gold Trust ("Sprott Gold"), during the fourth quarter of 2014 and purchased an approximately equal dollar amount of GoldTrust Units, despite Sprott Gold already offering a physical bullion redemption option comparable to the one Polar has requested that GoldTrust adopt.

In unanimously recommending that Unitholders REJECT the Polar Proposal and vote AGAINST the Dissident Polar Resolution (as defined in the accompanying Circular), the Board of Trustees considered, among other things, the following significant factors:

1. The Polar Proposal runs contrary to the basic investment fundamentals and principles on which GoldTrust was established

In 2003, GoldTrust was established with the objective of allowing all types of long-term gold bullion investors to hold unencumbered, fully allocated and physically segregated gold bullion in the safest, lowest cost and most tax effective manner. GoldTrust continues to fulfill this mandate and GoldTrust's Trustees believe that GoldTrust is superior to other available gold bullion investment entities for those investors who want to hold and not actively trade in physical gold bullion.

When GoldTrust was initially structured, a comprehensive review of many types of structures, jurisdictions and possible redemption features was undertaken, including consideration of a physical bullion redemption option. A physical bullion redemption option was deliberately not incorporated into the structure of GoldTrust because, amongst other things, it would have resulted in:

•	higher ongoing administration and vault operating costs;

•	vault security concerns due to increased vault activity;

•	material adverse tax consequences for certain non-redeeming U.S. Unitholders (see "Certain United States Tax Considerations" in the accompanying Circular); and

•	possible restrictions on the ability of certain investors to purchase Units or utilize a physical bullion redemption option.

The Trustees are of the opinion that these same issues still exist today, and are described in more detail below. Polar asserts that a physical redemption option is currently industry "best practice" for bullion funds. The Trustees believe that such a redemption option is simply a "different" rather than a "best" practice with important negative consequences for long-term bullion investors.

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2. The physical bullion redemption option proposed by Polar would not be available to the vast majority of GoldTrust Unitholders

The proposed physical bullion redemption option would not be available to the vast majority of GoldTrust Unitholders. At the current market price of GoldTrust, only Unitholders that hold approximately 11,800 or more Units (being equivalent in value to one London Good Delivery gold bar with a value of US$479,000 or C$603,000 at the gold price and noon rate of exchange published by the Bank of Canada on April 2, 2015) would be able to utilize the proposed physical bullion redemption option. Based on a review of GoldTrust's Unitholder base, it is estimated that only approximately 0.7% of Unitholders would be eligible for physical bullion redemption under the Polar Proposal based on the size of their holdings.

Moreover, physical bullion redemption would not be appropriate for Unitholders who hold their Units in Canadian registered plans, such as registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans or tax-free savings accounts, since physical bullion acquired from GoldTrust may not be a qualified investment for such plans. Physical bullion may be a qualified investment for U.S. tax-qualified retirement plans or individual retirement accounts (IRAs) if the bullion: (i) is in the physical possession of a qualified trustee for the plan or IRA, and (ii) satisfies certain standards so as not to be deemed a "collectible" under U.S. federal tax law. U.S. Unitholders (as defined in the accompanying Circular) should consult their own tax advisors regarding these requirements.

3. The Polar Proposal will give rise to negative tax consequences for certain non-redeeming Unitholders

Redemptions would result in tax liability for certain non-redeeming U.S. Unitholders

Polar claims that any tax consequences relating to its redemption proposal would be inconsequential relative to its view of the perceived benefits. All advice received by the Trustees from GoldTrust's tax advisors sharply contradicts Polar's assertions. Implementing the Polar Proposal could have both short-term and longer-term negative tax consequences for GoldTrust's Unitholders.

GoldTrust's tax advisors are of the view that any redemption by a Unitholder that requires the sale of physical bullion by GoldTrust will result in a taxable event for certain U.S. Unitholders due to the deemed disposition (sale) by GoldTrust as it exchanges physical bullion for Units redeemed and/or when it is required to sell its gold bullion to satisfy a cash redemption. This deemed disposition by GoldTrust gives rise to a taxable gain or loss on the physical bullion dependent on the amount of realized proceeds (in Canadian dollars) from the sale of gold bullion and adjusted Canadian dollar tax base which GoldTrust has recorded for its gold bullion.

Given that the cost base of the gold bullion held by GoldTrust is approximately C$1,114 (US$1,014) per ounce and the market price of gold bullion on April 2, 2015 was approximately C$1,508 (US$1,199 based on the noon rate of exchange published by the Bank of Canada on April 2, 2015) per ounce, a redemption of 10% of the outstanding Units of GoldTrust would, for example, result in a taxable gain to GoldTrust of approximately C$28 million. This contrasts directly with GoldTrust's primary competing bullion entities, which GoldTrust understands to be in a capital loss position with respect to their respective cost bases. For U.S. tax purposes, such gain realized by GoldTrust would generally flow through, on a pro rata basis, to all U.S. Unitholders (including U.S. mutual funds that hold Units) who have made a QEF Election (as defined in the accompanying Circular). Thus, a non-redeeming U.S. Unitholder that holds 1,000 Units of GoldTrust and who has previously made a QEF Election would generally recognize a taxable gain of approximately US$1,000 (C$1,260 based on the noon rate of exchange published by the Bank of Canada on April 2, 2015) without having done anything.

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The table below is provided for informational purposes only to illustrate the potential tax liability owed by a non-redeeming Electing Unitholder (as defined in the accompanying Circular) who is an individual subject to taxation in New York City as a result of a redemption of 10% of the outstanding Units of GoldTrust by other redeeming Unitholders. We believe this example may be conservative, as Sprott Gold has experienced redemptions of over 20% since the fourth quarter of 2013. Certain facts and assumptions relied on in making these calculations are summarized in the footnote to the following table. This table is not intended to be, and should not be interpreted as, a conclusive determination of the U.S. income tax consequences of a redemption to an Electing Unitholder. Electing Unitholders should consult their own tax advisors regarding the U.S. federal income tax consequences of a redemption of Units.

U.S. Tax Payable by Unitholder who has made a QEF Election Assuming Redemption of 10% of the Units (All amounts, unless otherwise provided, are reflected in US$)[1]
Units Held	Gold Price (per ounce)
	$1,200	$1,400	$1,600	$1,800	$2,000
1,000	$396	$579	$717	$824	$910
2,500	$989	$1,448	$1,793	$2,061	$2,276
5,000	$1,978	$2,897	$3,586	$4,122	$4,551
10,000	$3,955	$5,793	$7,172	$8,244	$9,102

1. The foregoing calculation is based on the following facts and assumptions: (i) GoldTrust has an average cost base in the gold bullion it holds equal to US$1,014 per ounce (C$1,114 per ounce); (ii) GoldTrust has 19,299,000 Units outstanding; (iii) a total NAV of US$854 million (C$1.1 billion); (iv) a currency exchange rate of US$1/C$1.2585; (v) the assumed deductibility of administration expenses, based on GoldTrust's expense ratio of 0.36% of NAV for the twelve months ended December 31, 2014, of C$0.20 per Unit; and (vi) an assumed effective tax rate of 39.4% (the blended rate equivalent to the sum of the 28% collectibles rate, the 3.8% Medicare surcharge rate, the 8.82% New York State rate and the 3.876% New York City rate, all as applicable to individuals, assuming that such New York taxes are deductible for U.S. federal income tax purposes at a rate of 39.8%). State and local taxes payable by Electing Unitholders who are individuals subject to taxation in jurisdictions other than New York City, or Electing Unitholders who are trusts or estates, will vary from these amounts.

A physical bullion redemption option increases the risk that capital gains tax treatment for Unitholders could be called into question by U.S. tax authorities

Should the Polar Proposal be approved and adopted, there is a risk that the IRS could take the position for U.S. federal income tax purposes that gains recognized on the disposition of Units by Electing Unitholders who are individuals, estates and trusts be subject to the 28% "collectibles" rate rather than the 20% long-term capital gains rate, based on certain substance over form or other theories that might support recharacterization of the Units or GoldTrust. There is no clear authority on this issue and U.S. Unitholders (as defined in the accompanying Circular) should consult their own tax advisors regarding this risk.

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Further Information on Tax Considerations

For further details, see "Certain Canadian Tax Considerations" and "Certain United States Tax Considerations" in the accompanying Circular. See also under the heading "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" in GoldTrust's Annual Information Form for the year ended December 31, 2014, dated February 11, 2015 (the "Annual Information Form").

4. In order to avoid U.S. federal income tax on gains realized due to the redemption of Units by others, certain non-redeeming U.S. mutual funds may be expected to sell their Units

A U.S. mutual fund generally pays no U.S. federal income tax on the income and gains that it distributes to its unitholders. Upon the redemption of Units for physical bullion under the Polar Proposal, the taxable gain will be allocated to non-redeeming U.S. Unitholders that are mutual funds and that have made a QEF Election under the rules discussed above. In order to avoid burdening their investors with U.S. federal income tax on such gain and to avoid similar gains in the future, such non-redeeming U.S. mutual funds may be expected to sell their GoldTrust Units. Such sales could depress the trading price for the Units and thus adversely impact all Unitholders.

5. Adopting the Polar Proposal would increase GoldTrust's industry-leading expense ratio and erode GoldTrust's NAV over time

Despite having industry-leading bullion safeguards and security, as well as reporting and other disclosure costs which are not incurred by the comparable entities listed below, GoldTrust's administrator, Central Gold Managers Inc. (the "Administrator") and the Board of Trustees have consistently maintained GoldTrust's expense ratio among the lowest of all comparable Canadian and U.S. bullion products. As illustrated below, GoldTrust's total expense ratio for the twelve months ended December 31, 2014 of 0.36% of average NAV is similar to that of the Royal Canadian Gold Reserves ("Mint Gold") over the same period (0.35% of NAV), which does not have a U.S. listing or costly reporting requirements, and is approximately 30% lower than Sprott Gold's expense ratio of 0.51% of NAV over the same period, even though Sprott Gold's asset base is significantly larger than GoldTrust's.

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1. Calculated based on expenses incurred over the last twelve months as of December 31, 2014, and "Average NAV" calculated as the average end-of-month net asset values over the same period. (Source: Corporate filings.)

In addition, GoldTrust is the only entity among these competing products with a sliding scale structure for administration fees, whereby Unitholders benefit from progressively lower fees as the NAV of GoldTrust increases. In contrast, the administration fees for Mint Gold are fixed at 0.35% of NAV, SPDR Gold Shares ETF ("GLD ETF") administration fees are fixed at 0.40% of NAV, and Sprott Gold's management fee is fixed at 0.35% of NAV. In addition, Sprott Gold charges additional expenses as incurred. GoldTrust's sliding scale, on the other hand, reduces administration fees to 0.15% of NAV for total assets above US$200 million. At current levels, GoldTrust's administration fee of 0.20% of NAV is over 40% lower than that of Sprott Gold or Mint Gold.

1. Average NAV calculated as the average of the end-of-month net asset values over the last twelve months as of December 31, 2014. (Source: Corporate filings.)

The addition of the physical bullion redemption option as proposed by Polar would fundamentally alter the passive stewardship of GoldTrust and would result in increased costs to be borne by all long-term, non-redeeming Unitholders, making GoldTrust less competitive against alternative bullion investment products.

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The adoption of the Polar Proposal would necessitate establishing an "open working vault" arrangement, in order to facilitate redemptions, which would increase safekeeping costs due to the requirement for additional personnel.

Furthermore, if the proposed physical bullion redemption option were adopted and used by several large Unitholders, it would require more active administration and auditing, increased transfer agent activity, increased audit and legal costs, and additional periodic regulatory filings, all of which contribute to higher ongoing expenses for all non-redeeming Unitholders.

Finally, a redemption by Polar of its Units (or a redemption by other large Unitholders) could materially reduce the size of GoldTrust, resulting in significantly increased expenses for remaining Unitholders, as certain expenses of GoldTrust are relatively fixed.

Based on estimates prepared by its financial advisors and discussions with its current service providers, and assuming the current GoldTrust Trustees and the Administrator are retained, the Board of Trustees is advised that the adoption of the Polar Proposal could increase GoldTrust's ongoing expense ratio by at least 10% on an annual basis. Based on Polar's public criticism of GoldTrust's current Administrator and Trustees, it is expected that should Polar's nominees for the Board be elected, Polar will seek to replace the current Administrator. In the event that the current Trustees and Administrator were replaced, ongoing expenses could increase over 50% from current levels, including estimated new administration fees of 0.35% in-line with Sprott Gold's management fee. Any increase in ongoing expenses would decrease GoldTrust's NAV over time and reduce leverage to increasing gold prices, to the detriment of GoldTrust's long-term Unitholders.

6. Adopting the Polar Proposal's physical bullion redemption option could degrade GoldTrust's industry-leading bullion safeguards

GoldTrust's gold bullion is currently held on an unencumbered, fully allocated and physically segregated basis in a Level 3 (the highest security rating possible) Canadian chartered bank vault. The segregated area within this vault is closed and the caging within it houses GoldTrust's bullion, which is sealed with the exception of when bullion inspections take place in the presence of the GoldTrust's independent external auditor. Many GoldTrust Unitholders consider the high level of security maintained by GoldTrust to be very important.

As described above, the adoption of the Polar Proposal would necessitate moving to an "open working vault" arrangement, which would reduce the current level of safeguards and security of GoldTrust's bullion holdings, as the processing of redemptions, as well as heightened audit requirements associated with such redemptions, would result in greater and more frequent access to, and handling of, GoldTrust's gold bullion. In that event, GoldTrust's stringent internal controls, which are audited and reviewed annually to satisfy requirements under the United States' Sarbanes-Oxley Act of 2002, would need to be significantly altered.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

7. Contrary to Polar's assertions, a physical bullion redemption option will not guarantee the growth of GoldTrust. In fact, physical redemption options have resulted in significant redemptions, smaller asset bases and increases in operating expenses in alternative products

Polar has asserted that the adoption of a physical bullion redemption option would increase GoldTrust's ability to raise new capital and grow its asset base, thereby reducing the expense ratio for all Unitholders. There is no assurance that a redemption feature such as that proposed by Polar would result in any improvement in GoldTrust's ability to complete new issuances of its Units, especially during negative gold markets.

In fact, as described below, gold bullion funds such as Sprott Gold with a physical bullion redemption option have suffered a significant decline in assets since the fourth quarter of 2013.

The Declaration of Trust specifically provides that GoldTrust will only issue Units where the net proceeds per Unit to be received by GoldTrust will not be less than the NAV prior to or upon authorization of such issuance. The intention of such provision is that any offering of Units by GoldTrust must be accomplished on a non-dilutive and accretive basis to the NAV of existing Unitholders, net of all of the costs of the issuance (including bullion positioning and delivery, commissions, legal and auditor fees and all other extraordinary costs). This policy thoroughly protects existing GoldTrust Unitholders from dilution. As such, new issues can only be completed when the Units are trading at a meaningful premium to NAV.

Market prices for Units tend only to trade at meaningful premiums to NAV when gold is experiencing a bull market. Due to persistent weakness in the gold market, neither GoldTrust nor any of its competitors have consistently traded at meaningful premiums to NAV since September 2012. In light of these conditions, neither Sprott Gold nor Mint Gold, both of which offer a physical bullion redemption option, have issued new units since September 2012 and October 2013, respectively. As illustrated below, Sprott Gold and Mint Gold have experienced net redemptions of 21% and 17%, respectively, since the fourth quarter of 2013 due to their physical bullion redemption options, virtually wiping out all unit growth since December 2011. In the case of Sprott Gold, unit redemptions over the past two years have increased its total expense ratio by over 20% for the remaining non-redeeming unitholders, whereas GoldTrust's expense ratio has increased by only 7% over the same period. Were Sprott Gold to continue to experience a similar level of redemptions going forward, the liquidity and expense ratio for non-redeeming unitholders would be further adversely impacted.

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1. Market data as of April 2, 2015.

2. Calculated based on expenses incurred over the last twelve months as of December 31st, and an "Average NAV" calculated as the average end-of-month net asset values over the same period.

(Source: Bloomberg Financial Markets and corporate filings.)

The Trustees believe that a physical bullion redemption option would be detrimental to a passively stewarded, low-cost gold investment entity such as GoldTrust. Physical redemptions would reduce the number of Units outstanding and the asset base of GoldTrust, increase administrative and other costs, and potentially reduce the trading liquidity of Units.

8. GoldTrust's existing structure has provided consistently higher upside leverage to gold prices while maintaining low cost and superior bullion security

GoldTrust believes that its Unitholders are primarily investors who seek exposure to the long-term appreciation of the gold price, and choose GoldTrust for its proven experience, industry-leading bullion security, and low cost structure, which provides maximum leverage to rising bullion prices.

GoldTrust generally has traded at a meaningful premium to NAV in a rising gold price environment. During the last bull market for gold, the return provided by GoldTrust Units outperformed alternative gold bullion investment products. This is clearly demonstrated in the following chart which compares GoldTrust's relative performance to Sprott Gold, iShares Gold Bullion ETF (TSX-listed) and the GLD ETF, during the period from May 2010 to October 2011.

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1.Values shown for the period between May 3, 2010 and October 27, 2011.

2. Listed on the TSX, and separate from the U.S. listed iShares Gold Trust.

(Source: Bloomberg Financial Markets.)

9. GoldTrust Units have traded at a premium to NAV during rising gold markets and only recently traded at a discount during a prolonged bear market in gold

GoldTrust historically has traded at substantial premiums to NAV in strong gold markets and at discounts to NAV in weak gold markets as illustrated below. Historically, weak gold markets were short-lived and Units rarely traded at discounts for extended periods. However, the current gold bear market has lasted longer than any other in the past decade, as evidenced by the 54% decline experienced by the S&P/TSX Global Gold Index since October 1, 2012. As a result, GoldTrust Units have traded at a greater discount to NAV than previously experienced. However, the Trustees remain confident that GoldTrust remains best positioned to benefit from any future recovery in gold prices given its tax-efficient low cost structure.

Your Trustees and Administrator continue to believe that current economic conditions, which include ultra-low interest rates, unprecedented money-printing and debt creation by the major industrial economies and accelerating devaluation turbulence among global currencies are supportive factors for higher gold prices over time. Given our positive outlook for the gold price and its positive effect on GoldTrust Units, we do not believe this is the time to be making long-term structural changes in an attempt to counteract a shorter-term market issue. A strengthening gold price and the resultant increased demand for Units will do more to correct the current NAV discount than a costly structural change which a majority of Unitholders cannot utilize.

The Trustees strongly believe that incurring additional one-time and ongoing expenses which will erode NAV over time goes against the principles upon which GoldTrust was founded and would penalize long-term Unitholders.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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1. Period shown from September 22, 2006, when Central GoldTrust listed in the U.S., to April 2, 2015.

(Source: Bloomberg Financial Markets.)

10. Polar and its Trustee nominees are not appropriate to govern or administer GoldTrust

Polar seeks to put two of its employees and three other handpicked nominees on the Board of Trustees, which would give it control over the future direction of GoldTrust. The lack of experience of Polar and its nominees in stewarding a long-term, publicly-traded bullion entity, combined with the North Pole Fund's short-term focus as a Cayman Islands-based hedge fund, make Polar's nominees inappropriate to govern a passive bullion entity such as GoldTrust.

See "Reasons for Rejecting the Polar Nominees" below.

11. If successful, Polar intends to burden GoldTrust with its costs in respect of the Polar Proposal

GoldTrust anticipates that, if Polar is successful in having the Polar Proposals approved and/or its Trustee nominees are successfully elected to the Board, Polar will cause GoldTrust to reimburse Polar for its expenses associated with the Meeting and the Polar Proposals. GoldTrust believes such fees could be considerable, including but not limited to the cost of Polar's financial advisors, legal advisors, strategic advisors and proxy solicitation agent. The reimbursement of such costs by GoldTrust would further reduce NAV to the detriment of all remaining Unitholders.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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12. Your Independent Trustees and Administrator have industry-leading experience in soundly stewarding bullion investments.

GoldTrust's administrative team and certain of GoldTrust's Trustees have been stewarding and administering gold bullion investments for over 32 years. The Administrator's staff and its consultants have almost 200 years of collective experience administering publicly traded precious metals entities. The Board of Trustees has in excess of 50 years' collective experience in proven stewardship of GoldTrust. Since inception, GoldTrust has consistently had a strong, independent Board of Trustees with sound corporate governance practices.

See "Particulars of Matters to be Acted Upon at the Meeting – Election of Trustees" in the accompanying Circular.

DON'T LET THE OFFSHORE HEDGE FUND TAKE OVER YOUR GOLD

DON'T LET THE OFFSHORE HEDGE FUND TAKE OVER YOUR GOLD
VOTE ONLY THE ENCLOSED WHITE PROXY FORM TODAY

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

REASONS FOR REJECTING THE POLAR NOMINEES

Polar has nominated five individuals to stand for election as Trustees of GoldTrust who would, if elected, replace five of the Independent Trustees currently serving on the Board of Trustees. Polar has nominated Messrs. Richard Maskobi, Kurt W.M. Brands, R. Gregory Lemaich, Stephen T. Moore and Andrew J. Papierz.

Based upon information provided by Polar and other publicly available information on the foregoing, it is clear that Polar's nominees have no relevant experience in the stewarding of publicly-traded passive bullion entities such as GoldTrust. It appears that the only individual among Polar's nominees with any precious metals experience is Mr. Maskobi, whose experience largely relates to trading in bullion and bullion derivatives and not acting as a manager or director of a publicly-traded gold bullion investment entity. None of the remaining Polar nominees have any stated experience in the precious metals sector.

GoldTrust has serious further concerns about the independence of two of the Polar nominees. Messrs. Brands and Lemaich are both senior employees of Polar. It is reasonable to assume that such individuals would be predisposed to represent the interests of Polar over and above the interests of GoldTrust and its Unitholders as a whole.

Further, if Polar is successful in causing GoldTrust to implement the proposed physical bullion redemption option, the Board of Trustees expects Polar to redeem the Units held on behalf of the Cayman Islands-based North Pole Capital Master Fund and exit its equity position in GoldTrust. The Board of Trustees is deeply concerned that Polar's nominees would be put in place solely to facilitate a short-term trade by Polar on behalf of the offshore North Pole Capital Master Fund, with little regard for GoldTrust's long-term Unitholders.

GoldTrust already has a strong, independent and experienced Board. Replacing five of the current Independent Trustees with a group of inexperienced, unqualified nominees whose stated purpose is to shepherd GoldTrust through Polar's short-term, self-serving, changes is wholly inconsistent with the founding principles of GoldTrust, threatens the sound governance GoldTrust has enjoyed, and is not in the best interests of GoldTrust or its Unitholders.

THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS DISREGARD ANY PROXY MATERIALS RECEIVED FROM POLAR AND DO NOT VOTE FOR ANY NOMINEES OF POLAR

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

QUESTIONS AND ANSWERS

When and where will the Meeting take place?

The Annual and Special Meeting (the "Meeting") of the holders of units ("Units") of Central GoldTrust ("GoldTrust") will be held at 11:00 a.m. (Toronto time) on Friday, May 1, 2015, at the offices of Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario M5X 1A4.

What am I being asked to vote on?

The Meeting is being held:

1)	To receive the financial statements of GoldTrust for the fiscal year ended December 31, 2014 together with the report of the external auditor thereon;

2)	To re-appoint Ernst & Young LLP as external auditor to GoldTrust and to authorize the Board of Trustees (as defined below) to fix their remuneration;

3)	To re-elect Brian E. Felske, Glenn C. Fox, Bruce D. Heagle, Ian M. T. McAvity, Michael A. Parente, Jason A. Schwandt and J.C. Stefan Spicer as Trustees;

4)	To consider and, if thought fit, to pass the Advance Notice Resolution (as defined in the accompanying Management Information Circular of GoldTrust (the "Circular")) ratifying and confirming the Advance Notice Rule (as defined in the accompanying Circular) adopted by GoldTrust on March 31, 2015;

5)	To consider and, if thought fit, to pass the Dissident Polar Resolution (as defined in the accompanying Circular); and

6)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

What does the Board recommend?

GoldTrust's Board of Trustees (the "Board of Trustees", "Board" or "Trustees") unanimously recommends that Unitholders use ONLY the enclosed WHITE proxy form to vote:

FOR THE RE-APPOINTMENT OF THE AUDITOR;

FOR THE RE-ELECTION OF THE SEVEN GOLDTRUST NOMINEES FOR TRUSTEE;

FOR THE RATIFICATION OF THE ADVANCE NOTICE RULE; AND

AGAINST THE DISSIDENT POLAR RESOLUTION

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VOTE ONLY THE ENCLOSED WHITE PROXY FORM TODAY

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Which proxy should I vote?

GoldTrust recommends that Unitholders vote using only the enclosed WHITE proxy form and disregard any proxy materials provided by Polar Securities Inc. ("Polar").

What is Polar Securities, and what is it proposing?

Polar is a fund manager that manages GoldTrust Units held by North Pole Capital Master Fund, an offshore, short-term biased hedge fund based in the Cayman Islands. As of the date of the accompanying Circular, GoldTrust understands that Polar manages approximately 5.77% of the issued and outstanding Units of GoldTrust on behalf of North Pole Capital Master Fund. Polar is seeking to significantly modify the existing redemption provisions of GoldTrust's Amended and Restated Declaration of Trust dated April 24, 2008, to include a new physical bullion redemption option, and to modify its existing cash redemption feature. Polar is also proposing that five of your current GoldTrust Independent Trustees be replaced by two Polar insiders and three other handpicked Polar nominees.

Can I trust what Polar has to say?

No. The Board of GoldTrust is of the view that the proposal put forward by Polar (the "Polar Proposal"), described in the accompanying Circular, is self-serving and designed to facilitate a short-term trade.

The Polar Proposal ultimately represents an attempted take-over by Polar of the management of GoldTrust to the detriment of GoldTrust's longer-term gold investors.

More specifically:

•	The Polar Proposal runs contrary to the basic investment fundamentals and principles for which GoldTrust was established;

•	Polar's proposed physical bullion redemption option will not be available to the vast majority of GoldTrust Unitholders;

•	The Polar Proposal will give rise to material negative tax consequences for certain U.S. non-redeeming Unitholders;

•	Adopting the Polar Proposal would increase GoldTrust's industry-leading expense ratio, and would erode GoldTrust's NAV over time;

•	Adopting the Polar Proposal's physical bullion redemption option may degrade GoldTrust's industry-leading bullion safeguards;

•	Contrary to Polar's assertions, a physical bullion redemption option cannot guarantee the growth of GoldTrust's outstanding Units, and has resulted in significant redemptions and a 22% increase in Sprott Gold's expense ratio;

•	GoldTrust's existing structure provides consistently higher upside leverage to gold prices while maintaining low cost and superior bullion security;

•	GoldTrust Units have traded at a premium to NAV during rising gold markets and only recently traded at a discount during a prolonged bear market in gold;

•	Polar's proposed nominees have no experience in stewarding a publicly traded passive bullion entity and are not likely to serve the longer-term interests of Unitholders as a whole; and

•	Central Gold Managers Inc., GoldTrust's administrator, as well as the Independent Trustees have industry-leading experience in soundly stewarding bullion investments.

See "Reasons for Rejecting the Polar Proposals" for further details.

DON'T LET THE OFFSHORE HEDGE FUND TAKE OVER YOUR GOLD

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Have GoldTrust's Trustees or its Administrator ever been subject to Unitholder activism?

No. Neither Central Gold Managers Inc. (the "Administrator"), nor the Trustees, have experienced any dissident Unitholder resolutions since the inception of GoldTrust in 2003.

How can Unitholders stop Polar?

Unitholders have the power to protect their investment in GoldTrust by REJECTING the Polar Proposal by voting AGAINST the Dissident Polar Resolution (as defined in the accompanying Circular) and DISREGARDING any proxy materials received from Polar. The Board of Trustees unanimously recommends that Unitholders vote in favour of the nominees of GoldTrust described under the heading "Particulars of Matters to be Voted Upon at the Meeting – Election of Trustees" in the accompanying Circular.

Who is eligible to vote at the Meeting?

Unitholders as of close of business on Monday, March 2, 2015 are eligible to vote at the Meeting.

When is the proxy cut off?

In order for your vote to be counted at the Meeting, your completed enclosed WHITE proxy form must be received not later than 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays), prior to the time of the adjournment or postponement. The time limit for deposit of proxies may be waived by the Chair of the Meeting at his discretion without notice. If you require assistance voting your proxy, please contact D.F. King toll free at 1-800-251-7519 or by email at inquiries@dfking.com.

What if I can't attend the Meeting in person?

If you cannot attend the Meeting in person please ensure that the enclosed WHITE proxy form is properly completed and received by GoldTrust's transfer agent, CST Trust Company ("CST"), by 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015 or no later than 11:00 a.m. (Toronto time) on the date (excluding Saturdays, Sundays and statutory holidays) that is 48 hours preceding the date of an adjourned or postponed Meeting to ensure that as many Unitholders are represented and as many eligible votes as possible are counted at the Meeting. The enclosed WHITE proxy form includes instructions as to how you may vote by mail or fax. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

DON'T LET THE OFFSHORE HEDGE FUND TAKE OVER YOUR GOLD

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Who is soliciting my proxy?

The Trustees and senior executive officers of GoldTrust are soliciting the WHITE proxy for use at the Meeting. In connection with this solicitation, the Trustees and senior executive officers of GoldTrust have provided the accompanying Circular.

How will the solicitation be made?

The solicitation will be made primarily by mail. In addition to the solicitation of proxies by mail, officers and Trustees of GoldTrust may solicit proxies personally by telephone or other electronic means but will not receive additional compensation for doing so. GoldTrust has also retained D.F. King & Co., Inc. ("D.F. King") to provide the following services in connection with the Meeting: strategy regarding Unitholder solicitation, market surveillance, communicating with proxy advisory firms, coordination of mailing and tabulation of Unitholder proxies in connection with the Meeting and related matters. GoldTrust may also reimburse brokers or other persons holding Units in their name or in the name of the Intermediaries (as defined below) for costs incurred in sending proxy materials to their principals or beneficial holders in order to obtain their proxies or voting instructions.

Unitholders who have any questions or require assistance voting your proxy, please contact D.F. King toll free at 1-800-251-7519 or by email at inquiries@dfking.com.

What documents have been sent to Unitholders?

In addition to the Notice of Meeting and the Circular, GoldTrust has sent Unitholders a WHITE proxy form or voting instruction form ("VIF"). Copies of these documents (other than the VIF) are available under GoldTrust's profile at www.sedar.com and on GoldTrust's website at www.gold-trust.com or www.goldtrust.ca.

How do I submit my completed WHITE proxy form?

In order to be valid and acted upon at the Meeting, your completed WHITE proxy form must be received no later than 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015 or no later than 11:00 a.m. (Toronto time) on the date (excluding Saturdays, Sundays and statutory holidays) that is 48 hours preceding the date of an adjourned or postponed Meeting. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

How many units are eligible to vote?

The number of Units outstanding at the close of business on March 2, 2015 (the "Record Date") (as set forth in the accompanying Notice of Meeting) will be equal to the number of eligible votes. On the Record Date, GoldTrust had 19,299,000 Units outstanding.

What is the quorum for the Meeting?

A quorum for the transaction of business at the Meeting will consist of one person present in person, being a Unitholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Unitholder so entitled, holding or representing in the aggregate not less than 10% of the Units holding voting rights at the Meeting.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Are there any Unitholders who hold more than 10% of the Units?

To the knowledge of the Board or the officers of GoldTrust, no one person or company beneficially owns, directly or indirectly, or exercises control or direction over Units carrying over ten per cent (10%) of the voting rights attached to all Units of GoldTrust.

Who will count the votes?

Votes will be tabulated by CST Trust Company ("CST"), GoldTrust's transfer agent.

How do I vote?

If you held Units at the close of business on Monday, March 2, 2015, you are eligible to vote your Units in respect of the matters to be acted on (as noted in the accompanying Notice of Meeting) at the Meeting.

Each Unit is entitled to one vote.

If your Units are held in the name of a bank, intermediary or broker (an "Intermediary"), please see the instructions under the heading "Voting Instructions - Voting by Proxy - Beneficial Owners" in the accompanying Circular.

How do I determine what type of Unitholder I am?

There are several steps you must take in order to vote your Units at the Meeting. For the purpose of voting at the Meeting, you must first determine what type of Unitholder you are: a registered Unitholder or a beneficial (non-registered) Unitholder.

Registered Unitholder. You are a "Registered Unitholder" if your Units are held in your personal name and you are in possession of a Unit certificate that indicates the same.

Beneficial (Non-registered) Unitholder. A majority of Unitholders are non-registered. You are a "Beneficial (Non-registered) Unitholder" if your Units are:

•	deposited with a bank, a trust, a brokerage firm or other type of institution, and such Units have been transferred out of your name; or

•	held either (a) in the name of the Intermediary that the Unitholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co. Inc.) with which your Intermediary deals.

Follow the steps in the appropriate category below once you have determined your Unitholder type.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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How can a Beneficial (Non-Registered) Unitholder vote?

If you are a Beneficial (Non-registered) Unitholder, you may vote in person, by proxy or online only by following the procedures outlined below.

To Vote by Proxy:

Generally, you will either:

(a)	be given a proxy supplied to you by your Intermediary that is similar to the WHITE proxy form provided to Registered Unitholders. However, its purpose is limited to instructing your Intermediary on how to vote on your behalf. You should carefully follow the instructions provided to you by your Intermediary for voting your Units; or

(b)	be given a Voter Instruction Form (VIF). Intermediaries now frequently delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Financial Solutions Inc. ("Broadridge") in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by GoldTrust. The VIF will name the same persons as the Corporation's WHITE proxy form to represent you at the Meeting. You have the right to appoint a person (who need not be a Unitholder), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Units directly at the meeting — the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Units voted.

Canadian Beneficial Unitholders

To Vote Online: visit www.proxyvote.com and enter your 16-digit control number.

United States Beneficial Unitholders

To Vote Online: visit www.proxyvote.com and enter your 16-digit control number.

To Vote in Person:

If you are able to join us in person for the Meeting and wish to vote your Units in person, you may do so by either (i) inserting your own name in the space provided on the enclosed Voter Instruction Form (VIF) or form of proxy provided by your Intermediary; or (ii) submitting any other document in writing to your Intermediary that requests that the Beneficial (Non-registered) Unitholder or nominees thereof should be appointed as proxy. Then, follow the signing and return instructions provided by your Intermediary. If you do not properly follow the return instructions provided by your Intermediary, you may not be able to vote such Units. Before the official start of the Meeting on May 1, 2015, please register with the representatives(s) from CST, which will be acting as scrutineer at the Meeting, and who will be situated at a welcome table just outside the Meeting room. Once you are registered with CST, and, provided the instructions you provided to your Intermediary have been forwarded by your Intermediary to CST, your vote will be requested and counted at the Meeting.

DON'T LET THE OFFSHORE HEDGE FUND TAKE OVER YOUR GOLD

VOTE ONLY THE ENCLOSED WHITE PROXY FORM TODAY

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Unitholders who have any questions or require assistance voting your WHITE proxy, please contact D.F. King toll free at 1-800-251-7519 or by email at inquiries@dfking.com.

How can a Registered Unitholder Vote?

If you are a Registered Unitholder, you may vote in person, by proxy or by fax. Please see the enclosed WHITE proxy for details on protocol.

To Vote by Proxy

Proxies must be received no later than 11:00 a.m. (Toronto time) on April 29, 2015, or, if the Meeting is adjourned or postponed, no later than 11:00 a.m. (Toronto time) on the date (excluding Saturdays, Sundays and statutory holidays) that is 48 hours preceding the date of the adjourned or postponed Meeting. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the enclosed WHITE proxy has been properly completed and executed.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Units in person, you are still encouraged to complete and return the enclosed WHITE proxy in accordance with the instructions above.

Before the official start of the Meeting on May 1, 2015, please register with the representatives(s) from CST, which will be acting as scrutineer at the Meeting, who will be situated at a welcome table just outside the room in which the Meeting will be held. Once you are registered with the scrutineer, your proxy will be revoked and your vote will be requested and counted at the Meeting.

Unitholders who have any questions or require assistance voting your WHITE proxy, please contact D.F. King toll free at 1-800-251-7519 or by email at inquiries@dfking.com.

How do I appoint someone else to vote for me?

If you are unable to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint a person or company other than the person designated in the enclosed WHITE proxy, who may or may not be a Unitholder, to represent you at the Meeting and vote on your behalf. You do this by appointing them as your proxyholder as described below.

Use the WHITE proxy or another proper form of proxy. The persons named in the accompanying WHITE proxy form are Trustees of GoldTrust and are nominees of GoldTrust. You can choose to have GoldTrust's appointee vote your Units or you may appoint a person of your choice by striking out the printed names and inserting the desired person's name and address in the blank space provided. You must then complete the balance of the WHITE proxy form, sign it and return it to CST in the manner specified in the enclosed WHITE proxy form. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the enclosed WHITE proxy form has been properly completed and executed.

DON'T LET THE OFFSHORE HEDGE FUND TAKE OVER YOUR GOLD

VOTE ONLY THE ENCLOSED WHITE PROXY FORM TODAY

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

You may not vote both by proxy and in person. If you have voted by proxy, you will not be able to vote your Units in person at the Meeting, unless you revoke your proxy. Following completion of the enclosed WHITE proxy form, return the completed WHITE proxy form in the manner and in accordance with requirements specified thereon. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

How will my WHITE proxy form be voted?

If either Bruce D. Heagle or Michael A. Parente, GoldTrust's nominees as indicated on the WHITE proxy, are appointed as your proxyholder, and you do not specify how you wish your Units to be voted, your Units will be voted as follows:

FOR THE RE-APPOINTMENT OF THE AUDITOR;

FOR THE RE-ELECTION OF THE SEVEN GOLDTRUST NOMINEES FOR TRUSTEE;

FOR THE RATIFICATION OF THE ADVANCE NOTICE RULE; AND

AGAINST THE DISSIDENT POLAR RESOLUTION

Can I vote both the WHITE GoldTrust proxy and the proxy provided by Polar?

GoldTrust's WHITE proxy form and the proxy form provided by Polar cannot both be voted as the later-dated proxy form automatically replaces a previously recorded vote.

GoldTrust Unitholders who have voted the Polar proxy form and wish to prevent the offshore hedge fund from taking over their gold have the right to change their vote by simply executing a later-dated WHITE proxy form. A later-dated proxy form automatically replaces a previously recorded vote.

What if I want to revoke my proxy?

If you have submitted a proxy and later wish to revoke it, you may do so by re-voting your proxy by fax or by completing and signing a new proxy form bearing a later date and sending it to CST. Your vote must be received no later than 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015 or, if the Meeting is adjourned or postponed, no later than 11:00 a.m. (Toronto time) on the date (excluding Saturdays, Sundays and statutory holidays) that is 48 hours preceding the date of the adjourned or postponed Meeting. A later dated proxy form automatically revokes any previously submitted proxy. You may also send a written statement indicating you wish to have your proxy revoked. This written statement must be received (i) by CST, Attention: Proxy Department, 320 Bay Street, 3rd Floor, Toronto, Ontario, M5H 4A6, at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; (ii) with the Chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement thereof; or (iii) in any other manner permitted by law.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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If you are a Beneficial (Non-registered) Unitholder, please contact your Intermediary for directions on how to revoke your voting instructions.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

If you have any questions or require any assistance in executing your proxy, please call D.F. King Canada at:

North American Toll Free Phone:

1-800-251-7519

Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301

Email: inquiries@dfking.com

North American Toll Free Facsimile: 1-888-509-5907

Facsimile: 1-647-351-3176

For up to date information and ease of voting we strongly encourage

Unitholders to please visit www.gold-trust.com or www.goldtrust.ca

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CENTRAL GOLDTRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the holders of units ("Units") of Central GoldTrust (hereinafter called "GoldTrust") will be held at 11:00 a.m. (Toronto time) on Friday, May 1, 2015, at the offices of Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario M5X 1A4 for the following purposes:

Business of the Meeting

At the Meeting, Unitholders will be asked:

(1)	To receive the financial statements of GoldTrust for the fiscal year ended December 31, 2014 together with the report of the Auditor (as defined below) thereon;

(2)	To re-appoint Ernst & Young LLP (the "Auditor") as external auditor to GoldTrust and to authorize the Board of Trustees to fix their remuneration;

(3)	To elect seven Trustees;

(4)	To consider and, if thought fit, to pass an ordinary resolution (the "Advance Notice Resolution"), substantially in the form attached to the accompanying Management Information Circular of GoldTrust as Appendix "A", ratifying and confirming the rule (the "Advance Notice Rule") adopted by the Board of Trustees on March 31, 2015 pursuant to Subsection 9.2(p) of the Amended and Restated Declaration of Trust dated April 24, 2008 (the "Declaration of Trust") and appended to the accompanying Management Information Circular of GoldTrust as Appendix "B";

(5)	To consider and, if thought fit, to pass a special resolution (the "Dissident Polar Resolution"), in the form attached to the accompanying Management Information Circular of GoldTrust as Appendix "C", authorizing, inter alia, certain proposed amendments to the redemption rights provisions of the Declaration of Trust all as more particularly described in the accompanying Management Information Circular of GoldTrust; and

(6)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

The accompanying Management Information Circular of GoldTrust provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Annual and Special Meeting.

The Board of Trustees has fixed March 2, 2015 as the record date for the Meeting (the "Record Date"). Only Unitholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment or postponement thereof.

Your vote is important regardless of the number of Units you own. Please vote today using only the enclosed WHITE proxy form.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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Any registered holder of Units who is unable to be present at this Meeting is requested to complete, date, sign and return the enclosed WHITE proxy form for delivery no later than 11:00 a.m. (Toronto time) on Wednesday April 29, 2015, or in the case of an adjournment or postponement, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any reconvened Meeting.

Beneficial (non-registered) Unitholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. Beneficial (non-registered) Unitholders should refer to the information provided under the heading "How can a Beneficial (Non-registered) Unitholder vote?" in the Question and Answer section accompanying the enclosed Management Information Circular of GoldTrust for further details.

DATED this 6th day of April, 2015.

BY ORDER OF THE BOARD OF TRUSTEES OF CENTRAL GOLDTRUST

John S. Elder, Q.C.
Secretary

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MANAGEMENT INFORMATION CIRCULAR

The information contained in this Management Information Circular (together with the accompanying materials, the "Circular") is given as of April 6, 2015, except as otherwise noted.

The information contained in this Circular is furnished in connection with the solicitation of proxies on behalf of the senior executive officers and Trustees of Central GoldTrust ("GoldTrust") for use at the Annual and Special meeting of holders ("Unitholders") of trust units ("Units") of GoldTrust to be held at 11:00 a.m. (Toronto time) on Friday, May 1, 2015, at the Toronto offices of Bennett Jones LLP and at any adjournments or postponement thereof (the "Meeting"), which Meeting has been called for the purposes set forth in the accompanying Notice of Meeting.

References to currencies or "$" herein refer to Canadian dollars unless otherwise specified.

SOLICITATION OF PROXIES

The WHITE proxy form accompanying this Circular is solicited on behalf of GoldTrust. Solicitation of proxies will be by mail but proxies may also be solicited personally or by telephone by Senior Officers or members of the Board of Trustees (the "Board of Trustees", "Board" or the "Trustees") of GoldTrust at nominal cost. In addition, GoldTrust has retained D.F. King & Co., Inc., 320 Bay Street, PO Box 10, Toronto, Ontario M5H 4A6 ("D.F. King") to solicit proxies. All reasonable expenses in connection with such solicitations of proxies will be borne by GoldTrust and GoldTrust expects the fees payable to D.F. King in respect of the solicitation of proxies to be approximately $150,000.

DELIVERY OF PROXIES

Proxies to be used at the Meeting must be deposited with GoldTrust or with GoldTrust's transfer agent CST Trust Company at 320 Bay Street, Toronto, Ontario M5H 4A6 no later than 11:00 a.m. (Toronto time) on Wednesday April 29, 2015, or in the case of an adjournment or postponement, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before any reconvened Meeting. The time limit for the deposit of proxies may be waived by the Chair of the Meeting at his or her discretion.

If you have questions about the information contained in this Circular or require assistance registering your vote, please contact D.F. King at 1-800-311-8393 (toll free in North America) or 1-201-806-7301 (outside of North America) or email at inquiries@dfking.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Circular constitute forward-looking statements and forward-looking information (collectively, "Forward-Looking Statements"), and GoldTrust cautions investors about important factors that could cause GoldTrust's actual results to differ materially from those expressed, implied or projected in any Forward-Looking Statements included in this Circular. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "expects", "will continue", "is anticipated", "anticipates", "may", "could", "believes", "estimates", "intends", "plans", "forecast", "projection" and "outlook") are not historical facts and may be Forward-Looking Statements that involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these expectations or assumptions will prove to be correct and such Forward-Looking Statements included in this Circular should not be unduly relied upon. These Forward-Looking Statements speak only as of GoldTrust's beliefs and expectations as of the date of this Circular. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise the Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this Circular may contain Forward-Looking Statements drawn from or attributed to third party sources.

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VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, GoldTrust has outstanding 19,299,000 Units without nominal or par value, each carrying the right to one vote per Unit at the Meeting.

To the knowledge of the Board and the officers of GoldTrust, no one person or company beneficially owns, directly or indirectly, or exercises control or direction over Units carrying over ten per cent (10%) of the voting rights attached to all Units of GoldTrust.

BUSINESS OF THE MEETING

The Meeting constitutes both the annual meeting of Unitholders of GoldTrust and a special meeting of Unitholders in respect of the special business set out below.

Effective March 31, 2015, the Trustees adopted a rule (the "Advance Notice Rule") in the form attached hereto as Appendix "B" in order to provide Unitholders with a clear framework for nominating Trustees. The Advance Notice Rule is described further under "Particulars of Matters to be Voted Upon at the Meeting – Advance Notice Rule" below. Although the Trustees are permitted under the Amended and Restated Declaration of Trust dated April 24, 2008 (the "Declaration of Trust") to enact binding rules and procedures not inconsistent with the Declaration of Trust without Unitholder approval, the Trustees have determined to obtain the ratification and confirmation of Unitholders for the Advance Notice Rule in accordance with corporate governance best practice. If Unitholders determine not to ratify the Advance Notice Rule by ordinary resolution as described below, the Trustees intend to take steps to terminate the Advance Notice Rule following the Meeting.

On February 5, 2015, GoldTrust received a proposal (the "Polar Proposal") from Polar Securities Inc. on behalf of a Cayman Islands-based hedge fund it manages called North Pole Capital Master Fund (collectively, "Polar"), proposing, inter alia, certain significant amendments to the redemption rights provisions of the Declaration of Trust and requesting that the Trustees submit a resolution in respect of the Polar Proposal to Unitholders at the Meeting. The Polar Proposal is described further under "Particulars of Matters to be Voted Upon at the Meeting – Dissident Polar Resolution" below. The Trustees are under no obligation under the Declaration of Trust to table the Polar Proposal at the Meeting; however, the Trustees have determined to do so in accordance with corporate governance best practice.

Accordingly, the annual and special business to be considered by Unitholders at the Meeting is as follows:

(1)	The receipt of the financial statements of GoldTrust for the fiscal year ended December 31, 2014 together with the report of the Auditor (as defined below) thereon;

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(2)	the re-appointment of Ernst & Young LLP (the "Auditor") as external auditor to GoldTrust for the ensuing year and the authorization of the Board of Trustees to fix their remuneration;

(3)	the election of seven nominees of GoldTrust standing for election as Trustees to hold office until the close of the next annual meeting of Unitholders at which Trustees are to be elected;

(4)	the ordinary resolution (the "Advance Notice Resolution") in the form attached to this Circular as Appendix "A" in respect of the Advance Notice Rule;

(5)	the special resolution (the "Dissident Polar Resolution") in the form attached to this Circular as Appendix "C" in respect of the Polar Proposal; and

(6)	the transaction of such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

CERTAIN CANADIAN TAX CONSIDERATIONS

In the opinion of Dentons Canada LLP, Canadian counsel to GoldTrust, the adoption of an amended redemption feature for Units of GoldTrust as contained in the Polar Proposal would not, of itself, change the Canadian income tax status or treatment of GoldTrust, including the mutual fund trust status of GoldTrust or the taxation of GoldTrust. Similarly, the adoption of an amended redemption feature for Units of GoldTrust as contained in the Polar Proposal would not, of itself, change the Canadian income tax considerations to Unitholders described in GoldTrust's short form prospectus dated October 11, 2011 (the "Prospectus").

At present, GoldTrust anticipates that the primary mechanism for Unitholders to dispose of their Units is through the facilities of the recognized stock exchanges on which the Units are listed for trading rather than the exercise of the redemption rights attached to the Units, and counsel has been advised by GoldTrust that, since its inception, no Units have been redeemed and GoldTrust has not sold or otherwise disposed of any gold bullion. GoldTrust believes there is a greater likelihood that redemption of Units will occur if the Polar Proposal is adopted, which could require GoldTrust to sell some of its gold bullion in order to fund such redemptions. In addition, if the Polar Proposal is adopted, GoldTrust would be required to deliver physical gold bullion to a Unitholder to satisfy any redemption in respect of which the Unitholder elects to receive physical delivery of gold bullion. GoldTrust will be required to include in its income for the year, any gain realized by it on any sale or disposition of gold bullion, including any gold bullion delivered to a Unitholder upon a redemption of Units if the Polar Proposal were to be adopted. As noted in the Prospectus, GoldTrust intends to treat gains and losses on the disposition of physical gold bullion as capital gains or capital losses unless there is a change of circumstances. However there is no guarantee that the Canada Revenue Agency ("CRA") will necessarily agree with that position.

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The Declaration of Trust provides that the Trustees may allocate and pay to one or more redeeming Unitholders, as part of the redemption price for their Units, any part or all of the trust income or capital gains realized by GoldTrust in connection with dispositions of any assets owned by GoldTrust which are required to satisfy the redemption price for such Units. GoldTrust has advised counsel that it is the current intention of the Trustees to allocate any income or capital gain realized by GoldTrust in connection with a redemption of Units to the Unitholder or Unitholders whose Units are redeemed. If GoldTrust were to allocate the taxable capital gain (i.e., one-half of the capital gain) attributable to a redemption of Units to a redeeming Unitholder and the CRA were to subsequently assess or reassess GoldTrust on the basis that the gains realized by it on the disposition of physical gold bullion are fully taxable as income rather than as capital gains and such assessment or reassessment is upheld, it is unclear to what extent, if any, GoldTrust would be able to allocate the additional income to the redeeming Unitholder. If GoldTrust were not able to allocate the additional income to the redeeming Unitholder, GoldTrust would be required to pay Canadian income tax on such additional income under Part I of the Income Tax Act (Canada) (the "Act"), thereby reducing the net asset value of Units for all remaining Unitholders. In addition, if any gain realized by GoldTrust in connection with a redemption of Units is allocated to a non-resident of Canada and the CRA were to assess or reassess GoldTrust on the basis that the gain is taxable as income rather than as a capital gain, GoldTrust could be liable to pay Canadian non-resident withholding tax on such allocation under Part XIII of the Act.

It should also be noted that if there is a redemption of Units which results in U.S. tax being payable by U.S. Unitholders, GoldTrust has stated its intention to distribute to holders of Units, as of the last date of each taxable year, a distribution based on a formula set out in the Prospectus. As noted in the Prospectus, such distribution may be in cash and if there is not sufficient cash, such distribution will be made in Units. A Canadian resident Unitholder receiving such distribution (whether in cash or Units) will be required to include the amount of such distribution in income for Canadian income tax purposes. If such distribution is made to a non-resident of Canada, such distribution will generally be subject to Canadian non-resident withholding tax.

It should also be noted that if the redemption feature for Units of GoldTrust proposed by Polar is adopted and a Unitholder which is a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan, or a tax free savings account, (each a "Plan") all as defined in the Act, redeems Units for physical gold bullion, the physical gold bullion may not be a qualified investment as defined in the Act for the Plan. The Act imposes a penalty tax on a Plan which holds assets which are not qualified investments.

The foregoing considerations are based on the current provisions of the Act, the regulations thereunder, all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and counsel's understanding of the current administrative and assessing policies of the CRA. There can be no assurance that the Tax Proposals will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative or assessing practices. The foregoing considerations further assume that GoldTrust will comply with the Declaration of Trust and that GoldTrust will comply with the certificate issued to counsel regarding certain factual matters. Except for the Tax Proposals, the foregoing considerations do not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decisions or actions which may adversely affect any income tax considerations described above, and do not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described above.

UNITHOLDERS SHOULD REFER TO THE PROSPECTUS FOR MORE DETAILS RELATING TO THE CANADIAN TAXATION OF GOLDTRUST AND UNITHOLDERS.

THE CONSIDERATIONS DISCUSSED ABOVE ARE NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL TAX CONSIDERATIONS APPLICABLE TO A UNITHOLDER. MOREOVER, THE INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF UNITS WILL VARY DEPENDING ON A TAXPAYER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO CONSTITUTE LEGAL OR TAX ADVICE TO ANY UNITHOLDER. UNITHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES RELATING TO THE POLAR PROPOSAL.

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CERTAIN UNITED STATES TAX CONSIDERATIONS

In the opinion of Dorsey & Whitney LLP, U.S. counsel to GoldTrust, the following discussion summarizes potentially adverse U.S. federal income tax consequences to certain U.S. Unitholders (as defined below) of the amended redemption feature for Units of GoldTrust contained in the Polar Proposal. As discussed below, these adverse tax consequences are expected to affect non-redeeming U.S. Unitholders that have made a QEF Election (as defined below). This summary does not discuss all U.S. federal income tax consequences arising from the amended redemption feature for Units of GoldTrust contained in the Polar Proposal that may be relevant to U.S. Unitholders. In addition, this summary does not address any U.S. federal income tax consequences arising from or relating to any events or occurrences that may happen after approval of the Polar Proposal, should the Polar Proposal be approved. Unitholders should refer to the detailed discussion of U.S. federal income tax considerations of the acquisition, ownership and disposition of the Units set forth in GoldTrust's filings with the Securities and Exchange Commission, including the Form 40-F Annual Report.

GoldTrust has been, and expects to continue to be, a "passive foreign investment company" ("PFIC") as defined under Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. A U.S. Unitholder can generally mitigate certain adverse U.S. federal income tax consequences of holding interests in a PFIC by making a qualified electing fund election (a "QEF Election", and a U.S. Unitholder that makes a QEF Election, an "Electing Unitholder"). GoldTrust understands that a significant number of its U.S. Unitholders have made QEF Elections.

An Electing Unitholder will generally be required each taxable year in which GoldTrust is a PFIC to recognize, as ordinary income, a pro rata share of the earnings of GoldTrust, and to recognize, as capital gain, a pro rata share of the net capital gain of GoldTrust. Except in unexpected circumstances (and absent approval and adoption of the Polar Proposal), because GoldTrust invests substantially all of its assets in gold bullion with the purpose of achieving long-term appreciation in the value of its assets, it is not anticipated that GoldTrust will generate significant net capital gain or ordinary income and it is not expected that an Electing Unitholder will have significant income inclusions as a result of the QEF Election.

GoldTrust believes that there is a greater likelihood of redemptions by large Unitholders (in addition to Polar) in the event the Polar Proposal is adopted. Any gains recognized by GoldTrust upon a sale of gold bullion or a transfer of gold bullion to a Unitholder under the proposed redemption option will be allocated among the Units on a pro rata basis, and Electing Unitholders who are individuals, estates or trusts will generally be subject to tax at the "collectibles" rate of 28% on their share of such gain. Accordingly, Electing Unitholders who are not the redeeming Unitholder will be subject to tax on their pro rata share of any gains recognized by GoldTrust as the result of a sale or transfer of gold bullion by GoldTrust pursuant to a redemption. By contrast, gains recognized on the sale or other taxable disposition of Units by Electing Unitholders who are individuals, estates, or trusts and who have held such Units as capital assets for longer than twelve months are generally eligible for the lower tax rates applicable to long-term capital gains (20% plus the 3.8% Medicare surtax, if applicable).

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It should also be noted that if there is a redemption of Units which results in a U.S. tax being payable by Electing Unitholders, GoldTrust has stated its intention to distribute to all Unitholders, as of the last date of each taxable year, a distribution based on a specified formula. This distribution may be in cash and, if there is not sufficient cash, this distribution will be made in Units. These cash distributions made to Electing Unitholders who are individuals, estates and trusts will generally be subject to the 3.8% Medicare surtax.

Because these distributions may be subject to Canadian withholding tax, and because the amount of these distributions will be determined without reference to possible U.S. state or local income tax liabilities, or to the rate of U.S. federal income tax applicable to corporate Electing Unitholders, these distributions may not provide an Electing Unitholder with sufficient cash to pay the U.S. federal, state and local income tax liabilities arising from the inclusion in income of each Electing Unitholder's pro rata share of GoldTrust's gains arising from a redemption under the amended redemption feature.

An Electing Unitholder which is a U.S. mutual fund generally pays no U.S. federal income tax on the income and gains that it distributes to its unitholders. Upon the redemption of Units for physical bullion under the Polar Proposal, the taxable gain will be allocated to non-redeeming Electing Unitholders which are U.S. mutual funds under the rules discussed above. In order to avoid U.S. federal income tax on this gain and to avoid similar gains in the future, some non-redeeming U.S. mutual funds may be expected to sell their GoldTrust Units.

BENEFICIAL OWNERS OF UNITS ARE ENCOURAGED TO SEEK ADVICE FROM THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE POLAR PROPOSAL BASED ON THEIR PARTICULAR CIRCUMSTANCES.

This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Department of the Treasury ("Treasury") regulations, rulings of the Internal Revenue Service ("IRS"), and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could adversely affect the tax consequences described above. No assurance can be given that the IRS will agree with the consequences described in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. No advance tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described herein.

This summary is based in part on representation letters provided by GoldTrust and on customary factual assumptions. If any of those assumptions or representations is inaccurate, incomplete, or untrue, the conclusions stated above could be affected. Dorsey & Whitney LLP is under no obligation to update this summary as a result of a change in law or discovery of any inaccuracy in those representations. The summary above assumes that the terms and conditions of the amendments contemplated by the Polar Proposal are as described in this Circular and will not have been waived or modified in any respect prior to adoption, if adoption should occur.

For purposes of this summary, a "U.S. Unitholder" is a beneficial owner of Units that is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) an entity that is classified for U.S. federal income tax purposes as a corporation and that is organized under the laws of the United States, any state thereof, or the District of Columbia, or is otherwise treated for U.S. federal income tax purposes as a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) whose administration is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code ("United States persons"), or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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If an entity classified for U.S. federal income tax purposes as a partnership or as an entity disregarded from its owner owns Units, the tax treatment of an owner of the entity will depend on the status of the owner and the activities of the entity. The tax treatment of such an entity, and the tax treatment of any owner of such an entity, are not addressed in this summary. Any entity that is classified for U.S. federal income tax purposes as a partnership or as an entity disregarded from its owner and that owns Units, and any owners of such an entity, are encouraged to consult their own tax advisors.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. Unitholders in light of their particular circumstances or that may be relevant to certain beneficial owners that may be subject to special treatment under U.S. federal income tax law (for example, tax-exempt organizations, insurance companies, banks and other financial institutions, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, real estate investment trusts, regulated investment companies (except as specifically discussed above), individual retirement accounts, qualified pension plans, persons who hold Units as part of a straddle, hedging, constructive sale, conversion, or other integrated transaction, persons who acquired Units as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, U.S. Holders whose functional currency is not the U.S. dollar, controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax). Furthermore, this summary does not discuss any alternative minimum tax consequences, and does not address any aspects of U.S. state or local taxation. This summary only applies to those beneficial owners that hold Units as "capital assets" within the meaning of the Code.

VOTING INSTRUCTIONS

At the Meeting, holders of Units will vote on several items of business as set forth in the accompanying Notice of Annual and Special Meeting.

The Board of Trustees has fixed March 2, 2015 as the record date (the "Record Date") for the purpose of determining Unitholders entitled to receive notice of, and to vote at, the Meeting.

Voting by Proxy

Registered Owners

Registered holders of Units may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxy holder. Please complete, sign, date and return the enclosed WHITE proxy form solicited by this Circular in the envelope provided or by facsimile to CST Trust Company at P.O. Box 721 Agincourt, ON M1S 0A1 in Canada so that it arrives no later than 11:00 a.m. (Toronto time) on Wednesday April 29, 2015, or in the case of an adjournment or postponement, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before any reconvened Meeting. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

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Beneficial Owners

GoldTrust will provide proxy materials to brokers and other custodians, intermediaries, nominees and fiduciaries (each an "Intermediary") and will request that such materials be forwarded to each beneficial owner of Units of GoldTrust shown in their records. If Units are listed in your account statement provided by any such Intermediary, then, in almost all cases, those Units will not be registered in your name on the records of such Intermediary. Such Units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms that are CDS participants. In the United States, registrations are often under the registration name for the Depository Trust Company.

You are a non-registered Unitholder or "beneficial owner" if your Units are held by an Intermediary as referred to above. Under applicable securities legislation, a beneficial owner of securities is a "non-objecting beneficial owner" (or "NOBO") if such beneficial owner has, or is deemed to have, provided instructions to the Intermediary holding the securities on such beneficial owner's behalf not objecting to the Intermediary disclosing ownership information about the beneficial owner to GoldTrust in accordance with such legislation. Alternatively, a beneficial owner is an "objecting beneficial owner" (or "OBO") if such beneficial owner has or is deemed to have provided instructions objecting to same.

If you are an OBO, you received these materials from your Intermediary or its agent, and your Intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your Units. GoldTrust has agreed to pay for Intermediaries to deliver to OBOs the proxy-related materials and the relevant voter instruction form ("VIF"). The voting instruction form that is sent to an OBO by the Intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your Units, including how to attend and vote directly at the Meeting. Please read such instructions carefully in order to ensure that your Units are voted at the Meeting.

Therefore, beneficial holders of Units should ensure that instructions respecting the voting of their Units are communicated to the appropriate party.

Appointing a Proxy Holder

A proxy holder is the person you appoint to act on your behalf at the Meeting and to vote your Units in your name. You may choose anyone to be your proxy holder – the person does not have to be a Unitholder of GoldTrust or the persons whose names appear on such WHITE proxy form. Simply insert the person's name in the blank space provided on the WHITE proxy form. You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your Units. If you do not insert a name in the blank space, then the persons named on the enclosed WHITE proxy form, being Bruce D. Heagle, Chair of the Special Committee and an Independent Trustee of GoldTrust, or Michael A. Parente, member of the Special Committee and an Independent Trustee of GoldTrust will be appointed as your proxy holder and will vote your Units as set forth under "Voting Discretion of Proxy Holder" below.

Your appointed proxy holder is authorized to vote and act for you at the Meeting, including any adjournment or postponement thereof. On the WHITE proxy form, you should indicate how you want your proxy holder to vote your Units. You may vote FOR or WITHHOLD your vote on each of the proposed nominees for election as Trustees and on the appointment of the Auditor including authorizing the Board of Trustees to fix their remuneration. You may vote FOR or AGAINST all other matters to be considered at the Meeting. Alternatively, you can let your proxy holder decide for you.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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All Units represented by properly executed and deposited WHITE proxy forms will be voted for, voted against or withheld from voting, on the matters identified in the Notice of Meeting accompanying this Circular in accordance with the instructions of the respective Unitholders.

Voting Discretion of Proxy Holder

If you give directions on how to vote your Units, your proxy holder must vote such Units according to your instructions. If your WHITE proxy form does not specify how to vote on a particular issue, then your proxy holder can vote your Units as he or she sees fit. If your proxy holder does not attend the Meeting and vote in person, your Units will not be voted.

If you have appointed a person designated by GoldTrust as proxy holder as provided in the enclosed WHITE proxy form and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the Units represented by such WHITE proxy will be voted as follows:

FOR the re-appointment of Ernst & Young LLP, Chartered Accountants, as Auditor and the authorization of the Board of Trustees to fix their remuneration;

FOR the re-election of each of the persons nominated by the Corporate Governance and Nominating Committee of GoldTrust and named herein for election as Trustees;

FOR the adoption of an ordinary resolution ratifying and confirming the adoption by the Trustees of the Advance Notice Rule; and

AGAINST the Dissident Polar Resolution.

The accompanying WHITE proxy form confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other business which may properly be brought before the Meeting. At the date of this Circular, GoldTrust know of no such amendments, variations or other business to be brought before the Meeting.

Revoking your Proxy

A Unitholder may revoke its proxy before the proxy is exercised by re-voting the proxy online, by fax or by completing and signing a new proxy form bearing a later date and sending it to CST or to such other person as may be specified on the enclosed WHITE proxy form. The proxy form must be received no later than the required date and time specified on the proxy form. A later dated Proxy Form automatically revokes any previously submitted proxy form. A Unitholder can also send a written statement indicating its wish to have its proxy revoked. This written statement must be received (i) by CST, Attention: Proxy Department, 320 Bay Street, 3rd Floor, Toronto, Ontario, M5H 4A6, at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; (ii) with the Chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement thereof; or (iii) in any other manner permitted by law.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

If you are a Beneficial (Non-registered) Unitholder, please contact your nominee for directions on how to revoke your voting instructions.

PARTICULARS OF MATTERS TO BE VOTED UPON AT THE MEETING

I.	2014 FINANCIAL STATEMENTS

The first item of business to be addressed at the Meeting is the receipt and consideration of the financial statements of GoldTrust for the fiscal year ended December 31, 2014 together with the Auditor's report thereon.

II.	RE-APPOINTMENT AND REMUNERATION OF AUDITOR

The second item of business to be addressed at the Meeting is the appointment of the Auditor of GoldTrust and the fixing of its remuneration.

It is intended to vote the proxies solicited at the Meeting to re-appoint as Auditor of GoldTrust the firm of Ernst & Young LLP, whose re-appointment has been recommended by the Audit Committee of GoldTrust, and to authorize the Trustees to fix the Auditor's remuneration.

Ernst & Young LLP has been the Auditor of Central GoldTrust since 2003. GoldTrust conducts a comprehensive review of the Auditor at least every five years and conducts an intensive review approximately one to two years in advance of the comprehensive review.

Unless the Unitholder has specifically instructed in the enclosed WHITE proxy form that the Units represented by such WHITE proxy are to be withheld, the persons named in the accompanying WHITE proxy form will vote FOR the appointment of Ernst & Young LLP as Auditor of GoldTrust to hold office until the next annual meeting of Unitholders or until a successor is appointed and to authorize the Board of Trustees to fix the remuneration of the Auditor.

III.	ELECTION OF TRUSTEES

Election Details

The third item of business to be addressed at the Meeting is the election of Trustees to hold office until the next annual meeting of Unitholders or until their successors are duly elected or appointed. The Board of Trustees has fixed the authorized number of Trustees to be elected at the Meeting at seven.

The term of office of each person elected as a Trustee will be until the termination of the next annual meeting of Unitholders or until his or her successor is duly elected, unless his office is earlier vacated in accordance with the Declaration of Trust.

It is intended to vote the proxies solicited at the meeting to re-elect each of the seven persons named as nominees below, which nominees have been put forward by the Corporate Governance and Nominating Committee of GoldTrust. GoldTrust is not presently aware that any such person would be unwilling or unable to serve as a Trustee if elected. However, if this should occur for any reason prior to the Meeting, it is intended that the persons so named in the accompanying WHITE proxy form will have discretionary authority to vote the proxy for the election of any other person or persons as Trustees. While the Administrator has the right to nominate two Trustees, it is currently only exercising this right in respect of one nominee, being Mr. Stefan Spicer, and reserves its right each year to nominate one other.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Unless the Unitholder has specifically instructed in the enclosed WHITE proxy form that the Units represented by such WHITE proxy are to be withheld, the persons named in the accompanying WHITE proxy form will vote FOR the election as Trustee each of the seven persons named as nominees below.

Majority Voting Policy

The Board of Trustees has adopted a policy which requires that any nominee for Trustee other than the nominee or nominees of the Administrator, who fails to receive a majority of the number of votes cast for his or her election as a Trustee, treating for such purpose a "withhold" vote as a vote against his or her election, shall promptly tender his or her resignation to the Board following the meeting at which he or she is not elected, which resignation will become effective upon its acceptance by the Board. The Corporate Governance and Nominating Committee will consider the proffered resignation offer and will make a recommendation to the Board as to whether to accept it. The Board of Trustees will disclose its decision, via press release, within 90 days of the applicable meeting at which the election took place.

A Trustee who tenders his or her resignation pursuant to this policy will not participate at any meeting of the Corporate Governance and Nominating Committee or the Board of Trustees at which the resignation is considered. This policy only applies to uncontested elections, meaning elections where the number of nominees for Trustees is equal to the number of Trustees to be elected upon such election as determined by the Board. A copy of the full policy can be found on GoldTrust's website at www.gold-trust.com or www.goldtrust.ca.

Background of Nominees

The ensuing subsections provide information concerning the nominees as Trustees, their background and qualifications, duration of their involvement with GoldTrust, their holdings of Units, their compensation and attendance at meetings. For information concerning how their performance is evaluated, see "Corporate Governance - Corporate Governance and Nominating Committee" below. The Administrator has the right to appoint two nominees to the Board of Trustees of GoldTrust. While the Administrator has the right to nominate two Trustees, it is currently only exercising this right in respect of one nominee, being Mr. Spicer.

The following table sets out certain of such information with respect to each of the seven nominees as Trustees of GoldTrust, all of whom are Canadians currently serving as Trustees of GoldTrust:

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Nominee	Background

Brian E. Felske Independent Trustee Markdale, Ontario Age: 67 Trustee since 2003 Member of Audit Committee Member of Special Committee	Brian E. Felske is an advisor on metal markets and mining finance and has managed a mining consultancy for more than 25 years with major clients including brokers, institutional investors, banks, multilateral agencies and mining companies. Until February 2015, he also served as a Director and member of the Audit Committee and Corporate Governance Committee of Central Fund of Canada Limited.

Glenn C. Fox Independent Trustee Rockwood, Ontario Age: 60 Trustee since 2012 Member of Corporate Governance and Nominating Committee	Glenn C. Fox is an agricultural and natural resource economist. He has been a member of the faculty and researcher in the Department of Food, Agricultural and Resource Economics at the University of Guelph since 1985. In 2010, Mr. Fox was named a Fellow of the Canadian Agricultural Economics Society. He was named a senior research fellow of the Fraser Institute in 2013. He is a past editor of the Canadian Journal of Agricultural Economics and also of Current Agricultural, Food and Rural Issues, both published by the Canadian Agricultural Economics Society. He is currently the Research Program Director of the Agricultural Policy and Rural Development Research program in the University of Guelph partnership with the Ontario Ministry of Agriculture, Food and Rural Affairs. His teaching and research includes the economics of property rights and environmental stewardship, renewable energy policy, Austrian economics and the ethics of sound money, environmental law and economic methodology. He serves on the Boards of the Canadian Justice Review Board, the Canadian Constitution Foundation, Central Fund of Canada Limited and the Energy Probe Research Foundation.

Bruce D. Heagle Independent Trustee Ancaster, Ontario Age: 57 Trustee since 2008 Chair of Audit Committee Chair of Special Committee	Bruce D. Heagle has an MBA from the Richard Ivey Business School and over 20 years of senior management experience. Since 1991, Mr. Heagle has been President of NSBL International (private capital investments). In addition, Mr. Heagle serves as a board member for various publicly traded companies, including Silver Bullion Trust, where he has been trustee, Chair of the Audit Committee, and member of the Corporate Governance and Nominating Committee. He is also a director and Chair of the Audit Committee of Central Fund of Canada Limited. Mr. Heagle has been a director of the Bakery Council of Canada and Chairman of the Board of Governors as well as Chairman of the Finance Committee of Hillfield Strathallan College.

Ian M. T. McAvity Independent Trustee Toronto, Ontario Age: 72 Trustee since 2003	Ian M.T. McAvity is a Director and Chair of the Corporate Governance Committee and Lead Director of Central Fund of Canada Limited and Lead Trustee and Chair of the Corporate Governance and Nominating Committee of Silver Bullion Trust. A former director of Novagold Resources Inc., Mr. McAvity is also President and a director of Duncan Park Holdings Corporation (a junior minerals exploration company). Mr. McAvity has over 50 years of extensive investment industry experience as a banker, broker, and, since 1975,

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Nominee	Background

Lead Trustee Chair of Corporate Governance and Nominating Committee Member of Special Committee	as an independent advisor and consultant, specializing in the technical analysis of international equity, foreign exchange and precious metals markets. Mr. McAvity's analysis and views have been published in "Ian McAvity's Deliberations on World Markets Newsletter" continuously from 1972 to 2014.

Michael A. Parente Independent Trustee Hamilton, Ontario Age: 58 Trustee since 2011 Member of Audit Committee Member of Special Committee	Michael A. Parente is a Chartered Professional Accountant, Certified Management Accountant and Certified Financial Planner in Canada. He has been President of M.A.P. Consulting & Financial Services since February 2009. Prior to that, he was the Director of Finance for First Ontario Credit Union from March 2004 to January 2009. From February 1990 to August 2002, Mr. Parente was Vice-President Finance of Central Fund of Canada Limited. Previously, for over 15 years prior to 2004, he was Chief Financial Officer, Compliance Officer, President and Investment Counsel & Portfolio Manager (ICPM) for a mutual fund management company. Mr. Parente is a Director and member of the Audit Committee of Central Fund of Canada Limited and a Trustee and member of the Audit Committee and the Corporate Governance and Nominating Committee of Silver Bullion Trust.

Jason A. Schwandt Independent Trustee Burlington, Ontario Age: 42 Trustee since 2014 Member of Corporate Governance and Nominating Committee	Jason A. Schwandt holds an Electrical Engineering & Management degree and an MBA (Management of Innovation) from McMaster University. He is currently President of J.A. Schwandt Engineering Inc., and was formerly an owner and Vice President of Techcentive Services Inc., a tax credit and corporate cost-reduction consultancy. Prior to that, Mr. Schwandt was employed for over 10 years in various management roles in engineering, program office, operations, and corporate strategy at Celestica Inc., a global contract electronics manufacturer and former manufacturing arm of IBM. Mr. Schwandt is also a Director and member of the Audit Committee of Central Fund of Canada Limited and a Trustee and member of the Audit Committee of Silver Bullion Trust.

J. C. Stefan Spicer Trustee, Chairman, President and CEO Lynden, Ontario Age: 49 Trustee since 2003 *Administrator Nominee	J. C. Stefan Spicer is also the Chairman, President and Chief Executive Officer and a Director of Central Fund of Canada Limited, a publicly traded gold and silver bullion holding company, the shares of which are listed on the NYSE MKT and the Toronto Stock Exchange. He is also a Trustee, Chairman, President and Chief Executive Officer of Silver Bullion Trust, the Units of which are listed on The Toronto Stock Exchange. He has over 30 years of investment industry experience. Mr. Spicer is a nominee of the Administrator as a Trustee of GoldTrust.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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Board Independence

The Board of Trustees has a policy of ensuring that a majority of the Trustees are "independent". In this context, the Trustees consider a Trustee to be independent if he or she is independent within the definitions set forth in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Instrument 52-110 – Audit Committees as having no material relationship with GoldTrust which could in the view of the Board of Trustees be reasonably expected to interfere with the exercise of his or her judgment. The Corporate Governance and Nominating Committee annually reviews the independence of the Trustees and advises the Board accordingly.

Messrs. Felske, Fox, Heagle, McAvity, Parente and Schwandt of the seven current Trustees are regarded by the Trustees as being independent in accordance with the foregoing. With respect to the other Trustee, Mr. Spicer is involved as an officer serving as the Chairman and the President and Chief Executive Officer, and is an officer of the Administrator. The other six Trustees do not have interests or relationships with GoldTrust referred to above and, as a consequence of such measure of independence and their diverse backgrounds and experience, such Trustees may be regarded as in a position to reflect the interests of the Unitholders in GoldTrust.

Board Chairman

The Board Chairman, Mr. Spicer, is a duly elected member of the Board of Trustees and was recently appointed as Chairman by the Board in addition to his role as President and Chief Executive Officer. The appointment of the Chairman is generally for a one-year term, with such appointment being (except when a vacancy is being filled) at the first meeting of the Board following the annual meeting of Unitholders. The Board Chairman provides leadership to the Board. He or she sets the "tone" for the Board and the Trustees to foster effective, ethical and responsible decision-making, appropriate oversight of officers and the Administrator and strong corporate governance practices. In addition to individual Trustee responsibilities, responsibilities set out in the Board Charter and specific duties assigned by the Board from time to time, the Board Chairman will generally: oversee Board direction and administration, ensure that the Board works as a cohesive team and builds a strong governance culture; provide guidance and leadership to the Board, the Board Committees and individual Trustees in support of GoldTrust's commitment to corporate responsibility and its Code of Conduct and Ethics; and foster effective, ethical and responsible decision-making by the Board, the Board Committees and individual Trustees.

In the context of leadership, the Board Chairman will: provide overall leadership to enhance the effectiveness of the Board; provide advice and counsel to the Committee Chairs and fellow Trustees; ensure that the responsibilities of the Board, Board Committees and individual Trustees, as set out in the mandate of the Board, a copy of which is attached hereto as Appendix "D", are well understood by them and work with the other officers to monitor progress on forward planning and policy implementation. Among other things, the Board Chairman will, with the Corporate Secretary, establish the agenda for and chair Board meetings; ensure that Trustees are receiving information that is timely, in a useful format and of high quality; chair all annual meetings and special meetings of Unitholders; and work with and assist the Chief Financial Officer and Corporate Secretary in representing GoldTrust's interests externally with Unitholders, regulators and the investment community.

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Holding of Units

The following table sets out the number of Units of GoldTrust each Trustee held as of March 1, 2015.

Nominee	Number of Units Beneficially Owned or over which Control or Direction is Exercised as of April 2, 2015
Brian E. Felske	Nil
Glenn C. Fox	Nil
Bruce D. Heagle	1,000
Ian M. T. McAvity	100
Michael A. Parente	Nil
Jason A. Schwandt	500
J.C. Stefan Spicer	1,000[1]

1 In addition, 1,000 Units are owned by each of Philip Spicer, Joanne Spicer and Michele Spicer, the father, mother and sister, respectively, of Mr. Spicer. A further 1,000 Units are owned by Accrete Corporation Limited, which is controlled by Michele Spicer and 7,500 Units are owned by Central Group Administrators Inc., the parent corporation of the Administrator, Central Gold Managers Inc. which is controlled by Central Group Administrators Inc.

The Trustees have not granted and do not foresee granting any options on Units and have not created and do not foresee creating any deferred Units for the benefit of the Trustees or officers of GoldTrust.

IV.	ADVANCE NOTICE RESOLUTION

The fourth item of business to be addressed at the meeting is the ratification and confirmation of the Advance Notice Rule.

Background

On March 31, 2015, the Board of Trustees, in consultation with legal advisors, adopted with immediate effect the Advance Notice Rule. The purpose of the Advance Notice Rule is to require any Unitholder that is not proceeding by way of Unitholder requisition (under Section 11.2 of the Declaration of Trust) to give to GoldTrust advance notice of any Trustee or Trustees that such Unitholder proposes to nominate (including certain prescribed information about such nominees). The intention is to ensure that all Unitholders (including those participating by proxy) receive adequate information about nominated Trustees so that they can make informed voting decisions at a meeting at which Trustees are to be elected. The Advance Notice Rule will also help to ensure orderly Unitholder meetings by providing a structured and transparent framework for the nomination of Trustees by Unitholders.

A copy of the Advance Notice Rule is attached hereto as Appendix "B".

The purpose of the Advance Notice Rule is not to discourage Unitholder nominations, but rather to facilitate proper information concerning Trustee nominees and an efficient meeting process.

Required Information about Nominees

The Advance Notice Rule will require that certain information be provided concerning proposed nominees as Trustees. This is similar to the information that Management is required to disclose about its nominees in this Circular, such as information about their name, age and citizenship; the number of Units of GoldTrust controlled or owned beneficially, directly or indirectly, or of record by the nominee; relevant education and experience; and whether the nominee is independent. This requirement is intended to make sure that all Unitholders have sufficient information about proposed nominees in a timely manner to make an informed voting decision.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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Required Notice Periods

Under the Advance Notice Rule, for an annual meeting of Unitholders, GoldTrust must receive notice of Trustee nominees from the Nominating Unitholder not less than 30, and not more than 60, days prior to the date of such annual meeting; provided that if such annual meeting is to be held on a date which is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of such meeting was made, notice from the nominating Unitholder may be made not later than the 10th day following the Notice Date.

Notwithstanding the notice requirements set out above, for the purposes of the Meeting, the Advance Notice Rule provides that GoldTrust is required to receive notice of Trustee nominees from any nominating Unitholder not later than April 10, 2015, being the tenth day following the public announcement of the Board's adoption of the Advance Notice Rule.

For a special meeting (which is not also an annual meeting) called for the purpose of electing Trustees GoldTrust must receive notice from the nominating Unitholder not later than the close of business on the 15th day following the day of the first public announcement of the date of such special meeting.

In the case of an annual or special meeting where GoldTrust is using "notice-and-access" for delivery of proxy-related materials, GoldTrust must receive the notice not less than 40 and not more than 75 days prior to the date of such annual or special meeting. GoldTrust currently does not use "notice-and-access" for delivery of proxy-related materials.

In addition, to be considered timely and in proper written form, a nominating Unitholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

The Trustees may, in their sole discretion, amend the time periods for the giving of a Nominating Unitholder's notice set forth above in order to comply with changes to applicable laws or recommended best practices.

Pursuant to Subsection 9.2(p) of the Declaration of Trust, the Trustees are permitted to enact from time to time without the approval or confirmation of the Unitholders of the Trust binding rules and procedures not inconsistent with the Declaration of Trust containing provisions relating to the Trust and the conduct of affairs of the Trust. Notwithstanding that the approval or confirmation of the Unitholders is not required for the Trustees to enact such binding rules and procedures, including the Advance Notice Rule, the Trustees believe it is reflective of the best practices of corporate governance to seek Unitholder ratification and confirmation of such binding rules and procedures. The Trustees believe that, as the elected representatives of Unitholders and as the individuals primarily responsible for the governance of GoldTrust, it is their responsibility to balance the protection of the fundamental Unitholder right to put forward potential nominees for election to the Board of Trustees with the need to ensure that Unitholders receive information in respect of such potential nominees in sufficient time to make an informed voting decision. The Trustees believe that the Advance Notice Rule achieves such balance.

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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It is intended to vote the proxies solicited at the Meeting in favour of the Advance Notice Resolution, in the form attached hereto as Appendix "A". For such resolution to be effective, it requires the favourable vote of at least a majority of the Units voted in person or by proxy at the Meeting. In the event that the Advance Notice Resolution does not receive the requisite level of Unitholder support, it is expected that the Trustees will take steps to terminate the Advance Notice Rule following the Meeting.

Unless the Unitholder has specifically instructed in the enclosed WHITE proxy form that the Units represented by such WHITE proxy are to be voted against the Advance Notice Resolution, the persons named in the accompanying WHITE proxy form will vote FOR the adoption of the Advance Notice Resolution.

V.	DISSIDENT POLAR RESOLUTION

The fifth item of business to be addressed at the meeting is the Dissident Polar Resolution, the form of which is attached hereto as Appendix "C".

For such resolution to be effective, it requires the favourable vote of at least 2/3 of the Units voted in person or by proxy at the Meeting.

After a thorough review of the Polar Proposal, and following the receipt of advice from its financial, tax and legal advisors, and the unanimous recommendation of the members of the Special Committee, the Board unanimously reached the conclusion that the Polar Proposal is inconsistent with the long-standing investment principles of GoldTrust, may be detrimental to and not in the best interests of all Unitholders and thus should be rejected by Unitholders.

See the accompanying "Reasons for Rejecting the Polar Proposal".

Unless the Unitholder has specifically instructed in the enclosed form of WHITE proxy that the Units represented by such WHITE proxy are to be voted for the Dissident Polar Resolution, the persons named in the accompanying WHITE proxy will vote AGAINST the adoption of the Dissident Polar Resolution.

VI.	OTHER MATTERS

GoldTrust knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Annual and Special Meeting and in this Circular. However, if any other matter properly comes before the Meeting, the WHITE proxy form furnished by GoldTrust will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

CORPORATE GOVERNANCE DISCLOSURE

GoldTrust's governance practices are designed with a view to ensuring that its affairs are administered so as to foster value for its Unitholders. With limited exceptions, as noted below, these practices generally accord with National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (collectively the "Governance Rules") and with National Instrument 52-110 - Audit Committees and its Companion Policy 52-110CP (hereinafter collectively the "Audit Committee Rules"), all of which are rules of the Canadian Securities Administrators.

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GoldTrust's corporate governance practices are designed with a view to ensuring that the affairs of GoldTrust are effectively administered in the interests of GoldTrust and its Unitholders as a whole.

The Trustees establish their own policies, procedures and practices concerning the direction and administration of GoldTrust. They fulfill their duties with independence from the Administrator of GoldTrust.

Board Mandate and Code of Ethics

The Board of Trustees is, as set forth in its mandate, responsible for the supervision and governance of the affairs of GoldTrust pursuant to its powers and obligations under the Declaration of Trust and other statutory and legal requirements generally applicable to Trustees of a unit trust that is also a reporting issuer, so as to ensure the viability of GoldTrust and its purpose as a passive holder of gold bullion.

A copy of the mandate of the Board is attached hereto as Appendix "D" (the "Board Mandate").

In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate. Supported by two committees of Trustees, the Board oversees the administration of GoldTrust, including the activities of the Administrator; and, in summary: oversees the strategy of GoldTrust and its implementation; identifies and assesses the principal risks of GoldTrust; reviews financial performance and reporting; assesses the internal control and information systems; assesses and selects nominees for election as Trustees; appoints the officers of GoldTrust, assures their integrity and reviews their performance; is responsible for succession planning; oversees public communications policies and Unitholder relations; and, annually reviews the effectiveness of the Board and its committees (including a Trustee's individual contribution). These duties and responsibilities are consistent with the Governance Rules.

An individual Trustee is permitted to engage an outside advisor at the expense of GoldTrust in specific circumstances such as where the Trustee is placed in a conflict position through activities of GoldTrust, but any such engagement is subject to prior approval of the Corporate Governance and Nominating Committee referred to below. No such engagement is currently anticipated or has occurred to date.

The Board has adopted a Code of Conduct and Ethics (the "Code of Conduct") which governs behaviour of the Trustees and officers of GoldTrust as well as employees of the Administrator. The Code of Conduct is reviewed annually and recommended changes, if any, are brought to the Board. Compliance with the Code of Conduct is monitored by the Board and, should any waivers be granted to Trustees or officers, the policy is to disclose this in the next ensuing quarterly or annual report. The Board has also adopted the Board Mandate that sets out its responsibilities for stewardship of GoldTrust. The Code of Conduct and the Board Mandate are set out on GoldTrust's website at www.gold-trust.com or www.goldtrust.ca. The establishment and monitoring of the Code of Conduct and the creation of the Board Mandate are in accordance with the Governance Rules.

The Board has also developed an individual Trustee's mandate setting forth the duties and responsibilities of each Trustee. Also, as recommended under the Governance Rules, formal position descriptions have been developed for the Trustees, the Board Chairman, the Chair of the Audit Committee, the Chair of the Corporate Governance and Nominating Committee and the Chief Executive Officer, defining their respective duties and the limits of the Administrator's responsibilities as well as the Chief Executive Officer's objectives.

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Composition of Board

The Trustees are elected by the Unitholders at each annual meeting, except that the Board is entitled to appoint a Trustee to fill a vacancy until the next annual meeting. The term of office of each Trustee expires at the next annual meeting or upon election or appointment of a successor. The Board currently consists of seven Trustees, six of whom, namely Messrs. Felske, Fox, Heagle, McAvity, Parente and Schwandt are Independent Trustees. The Board complies with the Governance Rules in that there is a majority of the Trustees that are independent.

Lead Trustee

Mr. McAvity, an Independent Trustee and the Chair of the Corporate Governance and Nominating Committee, serves as the "Lead Trustee". As such, he has the responsibility of overseeing the operation of the Board and its effectiveness and leads discussions of the Board of Trustees when it meets in private session without senior executive officers or members of the Administrator. These in camera sessions are held at each regular Board meeting and also at Audit and Corporate Governance and Nominating Committee meetings so as to promote full and open discussion among the non-administrative Trustees. The Lead Trustee is appointed on an annual basis by the Board.

Tenure of Office

As a matter of policy, unless otherwise determined by the Board, a Trustee shall retire from office at the next annual meeting following attainment of 78 years of age. For some years this policy was of relevance when GoldTrust had several Trustees who were older in age. However, as the Board has been renewed from time to time, there are currently Trustees in each of the decades from forties to seventies in age. The Board has not chosen to limit a Trustee's term to a specified number of years, being of the view that while there should be periodic renewal of membership on the Board and its committees in order to benefit from new perspectives from time to time, the knowledge of GoldTrust's purpose and affairs and constancy in stewardship are of great value to the Unitholders and take time to develop.

Board Activities

The Board of Trustees is in a position to conduct its meetings and to make appropriate decisions effectively. Financial and other information is made available to Board members several days in advance of meetings. Trustees are generally encouraged to attend meetings in person. Trustees are asked to advise GoldTrust if they are unable to attend meetings and attendance at meetings is recorded. All Trustees have agreed to an evaluation of their collective as well as their individual performance. All Trustees are encouraged to exercise their responsibilities in the best interests of GoldTrust and its Unitholders as a whole.

The following table sets forth the exemplary attendance of the Trustees at Board and Committee meetings during the year ended December 31, 2014.

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Trustee	Board Meetings Attended		Committee Meetings Attended
Brian E. Felske	3 of 4(1)	80%	5 of 5	100%
Glenn C. Fox	4 of 4	100%	5 of 5	100%
Bruce D. Heagle	4 of 4	100%	2 of 2	100%
Ian M. T. McAvity	4 of 4	100%	2 of 2	100%
Michael A. Parente	4 of 4	100%	4 of 4	100%
Jason A. Schwandt	4 of 4	100%	1 of 1	100%
J.C. Stefan Spicer	4 of 4	100%	N/A	100%

(1) Unable to participate in one meeting due to a communications difficulty.

Trustee Nominees

The Board of Trustees has not adopted a formal policy for the recruitment of new Trustees as recommended by the Governance Rules. However, as the need for recruitment arises, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance and Nominating Committee, which is comprised exclusively of Independent Trustees. This Committee advises the Board on the appropriate size and composition of the Board and the competencies and skills that the Board as a whole, and individual nominees, should possess in the context of GoldTrust's activities. The Chair of the Corporate Governance and Nominating Committee elicits suggestions for new or replacement Trustees and the Corporate Governance and Nominating Committee assesses the qualities and experience of candidates including diversity and other factors. When considering diversity, the Corporate Governance and Nominating Committee takes into account personal characteristics such as age, gender, education and experience.

For competencies and skills of the current nominees as Trustees, please see the background information set out under "Particulars of Matters to be Acted Upon at the Meeting – Election of Trustees" above. The Corporate Governance and Nominating Committee's assessment of candidates includes a candidate's overall suitability for the Board and one or more of its committees, their integrity and their ability to devote sufficient time as a Board or committee member. The Corporate Governance and Nominating Committee's recommendations are discussed with the Management and then go to the Board for approval. Mr. Schwandt was nominated and appointed as an additional Independent Trustee in February 2014 upon the retirement of Mr. Philip Spicer, who was also a founder of GoldTrust and an Administrator Nominee.

In accordance with the administration agreement dated April 24, 2008 between GoldTrust and the Administrator (the "Administrative Services Agreement") the Administrator has the right, but not the obligation, to appoint two nominees for election to the Board of Trustees at any meeting of Unitholders. The Corporate Governance and Nominating Committee does not undertake any of the activities described above with respect to the Administrator's nominees. The Administrator currently exercises its nomination rights with respect to only one nominee. Mr. Spicer is the current nominee of the Administrator and the Administrator has nominated Mr. Spicer for election again at the Meeting.

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Representation of Women on Board

No women serve as Trustees at present (0%). GoldTrust has not, at this time, adopted a written policy relating to the identification and nomination of women as Trustees, nor has it adopted a target for representation of women by a fixed date. Though recommendations are made by the Corporate Governance and Nominating Committee on the basis of broad criteria, such as merit, skills, qualifications of candidates, the needs of GoldTrust and diversity, the possibility of adopting a formal written policy is expected to be discussed at the next meeting of the Corporate Governance and Nominating Committee and its views will be taken to the Board. The Trustees are mindful of the benefit of diversity on the Board and the need to maximize its effectiveness. Unitholders may expect that, on the next occasion on which a new Trustee is to be nominated, active consideration will be given to nominating a woman.

Representation of Women as Executive Officers

GoldTrust has not adopted a written policy relating to the identification and nomination of women as executive officers (as defined in the Governance Rules), nor has it adopted a target for representation of women in executive officer roles by a fixed date. However, two of the five executive officer positions of GoldTrust (40%) are currently occupied by women and this has been the case for many years. In addition, with the pending retirement from office this year of the Chief Financial Officer, the Corporate Governance and Nominating Committee and the Board will have occasion to consider the gender diversity of the executive officer ranks alongside the merit, skills and qualifications of candidates and the needs of GoldTrust in selecting a new Chief Financial Officer.

Orientation of New Trustees

Any new Trustee receives an extensive orientation. Before agreeing to be nominated for the Board, he or she is advised as to the role of the Board, its committees and Trustees and on the objective and status of GoldTrust as well as other aspects of GoldTrust's activities. He or she is briefed on the anticipated workload and time commitment. A Trustee's manual is also provided which contains, among other things, the structure of the Board and its committees, a current list of officers and Trustees, the charters of the Board and committees, and insider trading, communications and other policies as well as the Code of Conduct. In addition, the individual Trustee mandate is provided. This is consistent with the Governance Rules and enables a new Trustee to better understand GoldTrust and his or her role and responsibilities.

Continuing Education

The Board encourages its members to participate in seminars or information sessions that relate to their responsibilities as Board or committee members. In addition, the President and Chief Executive Officer provides a quarterly briefing on the status and outlook for GoldTrust, the Corporate Secretary provides at least a semi-annual briefing on regulatory changes and corporate governance developments that may be of interest and the external Auditors and others provide materials and offer seminars on subjects of interest such as changes in accounting policies.

Committees

The Board of Trustees is responsible for establishing and overseeing the performance of all committees, appointing members to serve on such committees and approving their compensation. Two standing committees have been appointed.

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Audit Committee

The Audit Committee is comprised of three Trustees, Messrs. Felske, Heagle and Parente, all of whom are Independent Trustees as contemplated by the Audit Committee Rules. Each of the members of the Audit Committee is "financially literate" within the meaning of Audit Committee Rules, and has the ability to read and understand a set of financial statements and the accompanying notes. Each of the Trustees currently serving on the Audit Committee is regarded by the Board as having "accounting or related financial experience" through having the ability, by virtue of past accounting training and/or experience as a Chief Financial Officer or Chief Executive Officer with oversight of a corporation's or trust's finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

Mr. Felske has managed a mining consultancy involving metal markets and financing for more than 25 years with major clients including brokers, institutional investors, banks, multilateral agencies and mining companies. Until February 2015, Mr. Felske was also a member of the Audit Committee of Central Fund of Canada Limited. Mr. Heagle is a graduate of the Richard Ivey Business School and has over 20 years of senior management experience. Since 1991 Mr. Heagle has been President of NSBL International (private capital investment). Mr. Heagle also serves as Chair of the Audit Committee for Silver Bullion Trust and Central Fund of Canada Limited. Mr. Parente is a Chartered Professional Accountant, Certified Management Accountant and Certified Financial Planner in Canada and has been an independent consultant since 2009. Prior to that, he had been the Director of Finance for First Ontario Credit Union since 2004. From February 1990 to August 2002, Mr. Parente was the Vice-President Finance of Central Fund of Canada Limited. Previously, for over 15 years, he was Chief Financial Officer and Compliance Officer for a mutual fund management company. Mr. Parente is also a member of the audit committees of Silver Bullion Trust and Central Fund of Canada Limited. The charter for the Audit Committee reflects the requirements of the Audit Committee Rules. The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•	the Audit Committee communicates its expectations to GoldTrust's administration and the external Auditor with respect to the nature, extent and timing of its information needs. The Audit Committee expects that draft financial statements and other written materials will be received from the executive officers or the external Auditor several days in advance of Audit Committee meeting dates;

•	the Audit Committee, in consultation with the officers and the external Auditor, develops an Audit Committee agenda which is responsive to the Audit Committee's needs as set out in its charter;

•	the Audit Committee, in consultation with the senior executive officers and the external Auditor, reviews important financial issues and emerging audit, accounting and governance standards which may impact GoldTrust's financial disclosure and presentation;

•	the Chair of the Audit Committee and other Audit Committee members have direct, open and frank discussions during the year with senior executive officers, other Board members and the external Auditor as required;

•	to assist the Audit Committee in fulfilling its responsibilities, it may, at the expense of GoldTrust and after consultation with the President, engage an outside advisor with special expertise;

•	as the external Auditor's responsibility is not only to the Board of Trustees but to the Audit Committee as representatives of the Unitholders, the Audit Committee expects the external Auditor to report to it all material issues arising out of their services or relationship with GoldTrust; and

•	the Audit Committee pre-approves both audit and non-audit services.

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The Audit Committee meets quarterly with representatives of the Administrator and the external Auditor to discuss the independence of the external Auditor, the scope of the annual audit and of quarterly reviews, the audit plan, access granted to the accounting system and related internal controls, co-operation of administration in the audit and review function, the internal controls, the financial reporting process and related internal controls, the quality and adequacy of GoldTrust's or the Administrator's accounting and financial personnel and other resources and financial risk administration so as to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the quarterly and annual financial statements, the Annual Information Form, Form 40-F and the Annual Report including the external Auditor's report and Management's Discussion and Analysis as well as financial press releases. The Audit Committee further reviews the remuneration of and recommends for review by the Board and approval by the Unitholders the re-appointment and terms of engagement of the external Auditor.

The Audit Committee also pre-approves any audit and non-audit services proposed to be provided by the external Auditor. Further information regarding the Audit Committee, including the charter of the Audit Committee and external auditor service fees, is set out in GoldTrust's Annual Information Form, and on the GoldTrust's website at www.gold-trust.com or www.goldtrust.ca. Its content is reviewed annually by the Audit Committee and the Board.

Mr. Heagle chairs the Audit Committee, which is expected to meet at least four times per year. The Audit Committee meets in camera at each regular meeting without any senior executive officers or members of the Administrator present.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three Trustees, all of whom are Independent Trustees as defined in the Audit Committee Rules.

The Corporate Governance and Nominating Committee is responsible for developing GoldTrust's approach to governance issues, reviewing the effectiveness of the Board's practices in light of emerging and changing regulatory requirements, assessing and proposing new nominees to the Board, developing informational programs for them, assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual Board members. The Corporate Governance and Nominating Committee's responsibility extends to ensuring that the Board can function independently of the Administrator and monitoring the Board's relationship to the senior executive officers and members of the Administrator. It reviews the communications policy of GoldTrust to ensure that communications to Unitholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and to ensure that such communications treat all Unitholders fairly with respect to disclosure. The Corporate Governance and Nominating Committee recommends topics of interest or importance for discussion and/or action by the Board. It annually reviews Board and committee effectiveness including their operations, the timing and adequacy of materials provided to Trustees or committee members, the continuing qualifications and contributions of individual members as well as conflicts of interest and time commitments. It also reviews the adequacy and form of the compensation of Trustees to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Trustee. The Corporate Governance and Nominating Committee is also responsible for approving the engagement by one or more Trustees of an outside legal or other advisor at the expense of GoldTrust, should such extraordinary circumstances arise.

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The Corporate Governance and Nominating Committee meets independently of the senior executive officers and the Administrator from time to time as necessary. The charter of the Corporate Governance and Nominating Committee is set out on GoldTrust's website at www.gold-trust.com or www.goldtrust.ca. Its content is reviewed annually by the Corporate Governance and Nominating Committee and the Board.

Mr. McAvity currently chairs the Corporate Governance and Nominating Committee, which generally meets twice per year. The Corporate Governance and Nominating Committee meets in camera at each regular meeting without the senior executive officers or members of the Administrator present.

Special Committee

Following initial discussions with Polar and upon advice from legal advisors, on March 12, 2015 the Board of Trustees formed the Special Committee, composed entirely of Independent Trustees, for the purpose of considering and responding to all matters related to the Polar Proposal campaign. The Special Committee is composed of Messrs. Felske, Heagle, McAvity and Parente.

Other Directorships

As of the date of this Circular, certain of the Trustees and officers of GoldTrust are also directors, officers or promoters of other issuers that are or were reporting issuers in a Canadian jurisdiction. For a description of such other directorships, see the background information under "Particulars of Matters to be Voted Upon at the Meeting – Election of Trustees" above.

Expectations of Executive Officers

The Board expects the senior executive officers of GoldTrust to report in a timely, comprehensive and accurate manner on the administration of GoldTrust generally and on specific matters of significant consequence to GoldTrust and the Unitholders, to take timely action and decisions consistent with corporate policies in effect, to identify in conjunction with the Board the principal risks facing GoldTrust and take appropriate measures to assure there is risk oversight and to review on an ongoing basis the strategies of GoldTrust with a view to facilitating the Board's review of same and their implementation.

Risk Management

The Board has an ongoing responsibility for risk assessment and oversight of controls as they relate to risks to which GoldTrust is subject. As indicated in its charter, the Audit Committee reviews, at least annually, the financial risks affecting GoldTrust, discusses, in concert with the senior executive officers, the extent of the exposure and enquires to ensure that existing policies and controls are in place to identify and control these risks. The Board seeks to develop a good understanding of the significant risks to which GoldTrust is subject and to ensure that the senior executive officers are maintaining adequate internal controls as well as effectiveness in risk management.

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Communications Policy

The objective of GoldTrust's communication policy is to ensure that its communications to Unitholders, regulators and the investing public are factual, accurate and timely, are broadly disseminated in accordance with applicable policy and law and treat all Unitholders fairly with respect to disclosure. The policy identifies material information in relation to the affairs of GoldTrust particularly where the information can reasonably be expected to have a significant effect on the market price or value of the securities of GoldTrust. It also deals with timeliness of communications, use of electronic communications, forward-looking information, quiet periods and other matters. In order to facilitate the effective and timely dissemination of information to all Unitholders and the investment community, GoldTrust releases its disclosed information through newswire services and mailings to Unitholders.

Unitholder Feedback

The Board encourages communications feedback from Unitholders generally through the executive officers of GoldTrust. Individual queries, comments or suggestions can be made orally or in writing directly to the President or any other senior executive officer. Unitholder comments, observations from analysts, writers or the public on comments received by such officers are considered and, where appropriate, brought to the attention of the Board.

MANAGEMENT CONTRACTS

GoldTrust's management-related services, including the services of the President, Chief Executive Officer and Chief Financial Officer are provided at this time by an external third party, the Administrator, through the Administrative Services Agreement. The Administrator is controlled by Central Group Administrators Inc. and its registered address is 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2.

For a description of the material terms of the Administrative Services Agreement, including fees payable to the Administrator thereunder, see "Interests of Certain Persons in Material Transactions".

EXECUTIVE COMPENSATION

The purpose of this section is to describe the compensation of certain executive officers of GoldTrust (the "Named Executive Officers" or "NEOs") and the Trustees for the three most recently completed financial years of GoldTrust in accordance with Form 51-102F6 – Statement of Executive Compensation published by the Canadian Securities Administrators. The Named Executive Officers during the financial year of GoldTrust ended December 31, 2014 were Mr. Spicer (Chairman, President and Chief Executive Officer) and William L. Trench A.C.I.S. (Chief Financial Officer).

Compensation Discussion and Analysis

Overview

There are no executive officers of GoldTrust who receive remuneration from GoldTrust. The officers and Trustees of GoldTrust who are also officers and directors of the Administrator receive no remuneration as officers and Trustees of GoldTrust from GoldTrust.

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However, the Administrator, under the Administrative Services Agreement generally oversees day-to-day administration of GoldTrust's affairs. While it does not separately remunerate its personnel who also serve as officers and Trustees of GoldTrust for those services, the Administrator has advised that the Chairman, President and Chief Executive Officer and the Chief Financial Officer of GoldTrust does receive remuneration from the Administrator for services that might be regarded as rendered specifically in their capacities as officers and/or Trustees of GoldTrust for the fiscal year of GoldTrust ended December 31, 2014.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total Unitholder return for $100 invested in Units against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of GoldTrust.

The remuneration received by the Chief Executive Officer and Chief Financial Officer of GoldTrust is indirect and the Trustees are not aware of the specific basis on which such compensation is determined. The Trustees understand that any indirect remuneration received by the Chief Executive Officer and Chief Financial Officer in connection with their services as such to GoldTrust is not in any way dependent on the performance of GoldTrust's Units on the Toronto Stock Exchange.

GoldTrust does not have a formal compensation policy, either with respect to its officers or any other personnel. The sole remuneration paid in respect of any such personnel at this time is comprised of the administration fee paid by GoldTrust to the Adminsitrator. See "Management Contracts" and "Interests of Certain Persons in Material Transactions."

Short-Term and Long-Term Incentive Compensation

The Trustees have not granted and do not foresee granting any options on Units and have not created and do not foresee creating any deferred Units for the benefit of the Trustees or officers of GoldTrust.

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GoldTrust does not anticipate paying any other long-term incentive awards to the executive officers, including the NEOs. GoldTrust does not anticipate establishing any supplemental executive retirement plans, pension plans, defined contribution plans, deferred compensation plans or disability benefits for the Trustees or the executive officers, including the NEOs.

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation for services rendered to GoldTrust for the financial years ended December 31, 2014, 2013 and 2012 respectively, in respect of the NEOs during each such financial year.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Period ended December 31	Salary ($)	Unit- Based Awards ($)	Option- Based Awards ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation(1) ($)	Total Compensation ($)
(A)	(B)	(C)	(D)	(E)	(F1)	(F2)	(G)	(H)	(I)
J. C. Stefan Spicer	2014	Nil	Nil	Nil	Nil	Nil	Nil	$48,000	$48,000
(President and CEO)	2013	Nil	Nil	Nil	Nil	Nil	Nil	$48,000	$48,000
	2012	Nil	Nil	Nil	Nil	Nil	Nil	$48,000	$48,000
William L. Trench	2014	Nil	Nil	Nil	Nil	Nil	Nil	$32,000	$32,000
(CFO)	2013	Nil	Nil	Nil	Nil	Nil	Nil	$30,000	$30,000
	2012	Nil	Nil	Nil	Nil	Nil	Nil	$30,000	$30,000

(1) Represents compensation paid to the applicable NEO by the Administrator, which the Administrator has advised GoldTrust is in respect of services provided by each NEO that might be regarded as rendered specifically in their capacities as officers of GoldTrust. GoldTrust is not aware of the basis upon which the Administrator compensates its personnel, including such personnel that serve in NEO capacities of GoldTrust, nor is GoldTrust aware of the basis upon which the Administrator allocates portions of any such compensation to the services such NEOs provide to GoldTrust.

Named Executive Officer Employment Agreements and Termination and Change of Control Benefits

Neither of the NEOs provide services to GoldTrust through an employment agreement. The Administrative Services Agreement through which the Administrator provides the services of the NEOs to GoldTrust at this time does not confer any change of control benefits on the NEOs.

Trustee Remuneration

The Trustees' remuneration provides modest compensation for the risks and responsibilities undertaken by a Trustee of GoldTrust.

Each of the Trustees, other than the Chairman, President and Chief Executive Officer who is an NEO as well as a director and President of the Administrator, was paid an annual fee of US$12,000 for service as a Trustee and a fee of US$2,000 per meeting for all Board and committee meetings attended in person or by conference telephone. Independent Trustees who attended at bullion audit inspections were paid US$2,000 per inspection. The Lead Trustee and the committee chairs each received a further annual fee of US$3,000.

The aggregate fees paid by GoldTrust to the Trustees, who are not employees of the Administrator, for the fiscal year ended December 31, 2014 was US$165,000. The following table shows the amount in U.S. dollars received by each such Trustee, other than Trustees who are also NEOs, for the year ended December 31, 2014:

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Name	Fees Earned (US$)	Unit-Based Awards (US$)	Option-Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
Brian E. Felske	$26,000	Nil	Nil	Nil	Nil	Nil	$26,000
Glenn C. Fox	$26,000	Nil	Nil	Nil	Nil	Nil	$26,000
Bruce D. Heagle	$31,000	Nil	Nil	Nil	Nil	Nil	$31,000
Ian M. T. McAvity	$30,000	Nil	Nil	Nil	Nil	Nil	$30,000
Michael A. Parente	$30,000	Nil	Nil	Nil	Nil	Nil	$30,000
Jason A. Schwandt	$22,000	Nil	Nil	Nil	Nil	Nil	$22,000

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Administrative Services Agreement

GoldTrust and the Administrator originally entered into the Administrative Services Agreement on April 28, 2003, which was most recently amended on the same date as the most recent amendment to the Declaration of Trust on April 24, 2008. The primary administrative responsibilities of the Administrator under the Administrative Services Agreement are to:

(i)	keep full and complete financial, accounting and other records reflecting the financial position of GoldTrust;

(ii)	prepare reports to Unitholders, regulatory filing material and other reports to the Trustees as may be reasonably requested from time to time; and

(iii)	furnish office facilities, services and supplies and generally oversee with its staff and independent contractors the administration of GoldTrust.

The Administrative Services Agreement was for an initial term of 10 years until April 28, 2013, and will continue in force from year to year thereafter unless terminated by GoldTrust.

Under the terms of the Administrative Services Agreement, any directors, officers or employees of the Administrator who are also officers of GoldTrust, or who have been appointed as Trustees by the Administrator shall be paid by the Administrator for serving in such capacity and shall not receive any remuneration from GoldTrust therefor. GoldTrust is responsible for paying all costs and expenses incurred in connection with its affairs except those that are expressly to be borne by the Administrator as referred to above.

In consideration of the Administrator carrying out its duties and obligations under the terms of the Administrative Services Agreement, GoldTrust is required to pay to the Administrator a declining fee, on a monthly basis, equal to 0.30% per annum for the first US$100,000,000 of GoldTrust's total assets, 0.225% per annum for any excess over US$100,000,000 up to US$200,000,000 and 0.15% per annum for any excess over US$200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which GoldTrust's net asset value is determined).

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Fees, inclusive of sales taxes, paid to the Administrator in this regard under the Administrative Services Agreement for the year ended December 31, 2014 were US$1,772,710 compared to US$1,944,026 for the year ended December 31, 2013.

ADDITIONAL INFORMATION

Additional information relating to GoldTrust may be found on GoldTrust's website at www.gold-trust.com or www.goldtrust.ca and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under GoldTrust's profile. Financial information is contained in GoldTrust's audited annual financial statements and Management's Discussion and Analysis for the year ended December 31, 2014. Inquiries and requests for copies of GoldTrust's audited annual financial statements and Management's Discussion and Analysis may be directed to John S. Elder, Secretary at 55 Broad Leaf Crescent, Ancaster, Ontario L9G 3P2, or by telephone at (905) 304-4653.

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TRUSTEES' APPROVAL

The contents and the sending of this Circular have been approved by the Board of Trustees of GoldTrust.

DATED this 6th day of April, 2015.

BY ORDER OF THE BOARD OF TRUSTEES OF CENTRAL GOLDTRUST

John S. Elder, Q.C.
Secretary

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APPENDIX "A"
ADVANCE NOTICE RESOLUTION

BE IT RESOLVED THAT:

1.	the Advance Notice Rule of Central GoldTrust adopted by the Board of Trustees on March 31, 2015 and described in, and appended to, the Management Information Circular of Central GoldTrust dated April 6, 2015 be, and the same is hereby, ratified and confirmed as the advance notice policy of Central GoldTrust with effect as of March 31, 2015; and

2.	any one officer or any one Trustee of Central GoldTrust be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of Central GoldTrust, to execute or cause to be executed, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by Central GoldTrust, and to do or to cause to be done all such acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of the foregoing paragraph of this resolution.

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- A1 -

APPENDIX "B"
ADVANCE NOTICE RULE

1.	Background

Pursuant to Subsection 9.2(p) of the Amended and Restated Declaration of Trust dated April 24, 2008 (the "DOT"), the Trustees (the "Trustees") of Central GoldTrust (the "Trust") are permitted to enact from time to time without the approval or confirmation of the Unitholders of the Trust (the "Unitholders") binding rules and procedures not inconsistent with the DOT containing provisions relating to the Trust and the conduct of affairs of the Trust. Such power and authority may be exercised by the Trustees in such manner and upon such terms and conditions as they may from time to time determine proper.

In accordance with such power and authority, the Trustees have determined that it is in the best interests of the Trust and its Unitholders to enact this Advance Notice Rule of the Trust (the "Rule").

2.	Purpose of Rule

The purpose of this Rule is to provide a transparent process for Unitholders to follow for the nomination of Trustees and to ensure that all Unitholders receive adequate notice of the nominations to be considered at a meeting of Unitholders and can thereby exercise their voting rights in an informed manner.

3.	Definitions

For the purposes of this Rule, unless otherwise defined herein, the following terms shall have the following meaning:

"Administrator" has the meaning specified in Section 1.1 of the DOT;

"Applicable Securities Laws" means all applicable securities laws in each of the Provinces of Canada and all rules, regulations, policy statements, instruments, notices and blanket orders or rulings thereunder;

"Business Day" has the meaning specified in Section 1.1 of the DOT;

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, as amended, supplemented, restated or replaced from time to time;

"Nominating Unitholder" has the meaning specified in Subsection 4(c) below;

"notice-and-access" has the meaning specified in NI 54-101;

"proxy-related materials" has the meaning specified in NI 54-101;

"Public Announcement" means disclosure by the Trust in a press release reported by a national news service in Canada, or in a document publicly filed by the Trust under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com;

"Register" has the meaning specified in Section 1.1 of the DOT; and

"Units" has the meaning specified in Section 1.1 of the DOT.

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4.	Nomination of Trustees

Subject to Section 8.1 of the DOT and the right of the Administrator to nominate and elect up to two Trustees as described in Section 7.1 of the DOT, only persons who are nominated in accordance with this Rule shall be eligible for election as Trustees of the Trust. Nominations of persons for election to the Board of Trustees may be made at any annual meeting of Unitholders, or at any special meeting of Unitholders if one of the purposes for which the special meeting was called was the election of Trustees:

(a)	by or at the direction of the Board of Trustees, including pursuant to a notice of meeting authorized by them;

(b)	by or at the direction or request of one or more Unitholders pursuant to a requisition of Unitholders made in accordance with the DOT; or

(c)	by any person (a "Nominating Unitholder") who (A) at the close of business on the date of giving of the notice provided for in Section 5 below and at the close of business on the record date for notice of such meeting, is entered in the Register as a holder of one or more Units carrying the right to vote at such meeting or who beneficially owns Units that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Section 4.

5.	Timely Notice

(a)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Unitholder, the Nominating Unitholder must have given timely notice thereof in the proper form to the Trustees in the manner prescribed by this Rule. Furthermore, if such notice is made on a day which is not a Business Day or later than 5:00 p.m. (Toronto time) on a day which is a Business Day, then such notice shall be deemed to have been made on the subsequent day that is a Business Day.

(b)	To be timely, a Nominating Unitholder's notice to the Trustees must be made:

(i)	in the case of the annual and special meeting of Unitholders called for May 1, 2015, no less than 10 days after the first Public Announcement that this Rule has been adopted by the Trustees of the Trust;

(ii)	subject to clauses (i) and (iv), in the case of an annual meeting of Unitholders, not less than 30 and not more than 65 days prior to the date of such annual meeting; provided, however, that in the event that such annual meeting is to be held on a date which is less than 50 days after the date on which the first Public Announcement of the date of such annual meeting was made, notice by the Nominating Unitholder may be made not later than the close of business on the 10th day thereafter;

(iii)	subject to clauses (i) and (iv), in the case of a special meeting (which is not also an annual meeting) of Unitholders called for the purpose of electing Trustees (whether or not called for any other purposes), not later than the close of business on the 15th day following the day on which the first Public Announcement of the date of such special meeting of Unitholders was made; and

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(iv)	in the case of an annual or special meeting of Unitholders where notice-and-access is used for delivery of proxy-related materials, not less than 40 days and not more than 75 days prior to the date of such annual or special meeting.

The Trustees may, in their sole discretion, amend the time periods for the giving of a Nominating Unitholder's notice set forth above in order to comply with changes to applicable laws or recommended best practices.

6.	Proper Form of Timely Notice

To be in proper written form, a Nominating Unitholder's notice to the Trustees must set forth:

(a)	as to each person whom the Nominating Unitholder proposes to nominate for election as a Trustee: (A) the name, age, citizenship, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the number of Units which are controlled or which are owned beneficially, directly or indirectly, or of record by the person as of the record date for notice of the meeting of Unitholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of Trustees pursuant to Applicable Securities Laws; and

(b)	as to the Nominating Unitholder (which, for the purpose of this Subsection 6(b), includes the Nominating Unitholder's affiliates): (i) the Units which are controlled or directed or which are owned beneficially, directly or indirectly, or of record by the Nominating Unitholder as of the record date for notice of the meeting of Unitholders (if such date shall have then been made publicly available and shall have occurred) and as of the date of such notice; (ii) full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Unitholder has a right to vote any Units; (iii) full particulars of any derivatives, hedges or other economic or voting interests (including short positions) relating to the Nominating Unitholder's interest in Units; and (iv) any other information relating to such Nominating Unitholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of Trustees pursuant to Applicable Securities Laws.

In addition, to be considered timely and in proper written form, a Nominating Unitholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

7.	General

(a)	Nothing in this Rule shall be deemed to preclude discussion by a Unitholder (as distinct from the nomination of Trustees) at a meeting of Unitholders of any matter in respect of which such Unitholder would have been entitled to vote at the meeting under the terms of the DOT. The Chairman of the applicable meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any nominee is not in compliance with the foregoing provisions, to declare that such defective nomination shall be disregarded.

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(b)	Notwithstanding the foregoing, the Board of Trustees may, in their sole discretion, waive any requirement in this Rule.

Authorized and approved this 31st day of March, 2015 by the Trustees of Central GoldTrust

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APPENDIX "C"
DISSIDENT POLAR RESOLUTION

BE IT RESOLVED THAT:

1.	Article 6 of the amended and restated declaration of trust dated April 24, 2009 (the "Declaration of Trust"), shall be amended and restated according to Exhibit 1 attached hereto;

2.	the Trustees are hereby authorized and directed to make any definitional, conforming or consequential changes to the Declaration of Trust (or to enter into any supplemental indentures) that are necessary to facilitate the redemption of Units by Unitholders as set forth in this special resolution and to ensure that GoldTrust maintains its current status as a "mutual fund trust" under the Income Tax Act (Canada) as a result of this special resolution; and

3.	any Trustee or officer of GoldTrust is hereby authorized to enter into, execute or cause to be executed on behalf of GoldTrust or to prepare and deliver or cause to be prepared and delivered all such other documents, agreements and instruments, or cause to be done all such other acts and things, as such Trustee or officer shall determine to be necessary or desirable in order to carry out the intent of the this special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution or preparation and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Exhibit 1 to APPENDIX "C"

This is Exhibit 1 to the Unitholder proposal to GoldTrust made on February 3, 2015 by Polar Securities Inc. on behalf of North Pole Capital Master Fund (the "Polar Proposal").

The full text of Exhibit 1 is set out below:

"BE IT RESOLVED THAT:

1. The Declaration of Trust shall be amended and restated as follows:

(A) to add a new subsection 6.2(4) that shall state as follows:

Subsection 6.2(4):

Notwithstanding any other provision of this Article 6, Units may be redeemed once per month, with such redemption processed on the last Business Day of each month (each a "Monthly Redemption Date").

Upon the receipt by the Transfer Agent of a written notice to redeem Units (a "Redemption Notice") on or before the 15th day of each month (or, if not a Business Day, on the next succeeding Business Day) in accordance with Subsection 6.2(1) or Subsection 6.2(2), the Unitholder of the Units tendered for redemption shall be entitled to receive:

(a) cash, in the case of a Redemption Notice delivered in accordance with Section 6.3 requesting the Unitholder receive redemption proceeds in the form of cash; or

(b) physical gold bullion, in the case of a Redemption Notice delivered in accordance with Section 6.4 requesting a redemption in the form of physical gold bullion.

Any Redemption Notice not received on or before the 15th day of the month will be processed on the Monthly Redemption Date of the month following the month in which such Redemption Notice was received.

A Unitholder shall be deemed to have irrevocably "surrendered for redemption" its Units for purposes of this Article 6 once a Redemption Notice is accepted by the Trust and is determined, acting reasonably and in good faith together with the Transfer Agent, to be in compliance with all applicable rules and procedures established by the Trust to effect such redemption.

(B) to delete subsection 6.3(1) in its entirety and replace it with a new subsection 6.3(1) that shall state as follows:

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Subsection 6.3(1):

The Unitholder of the Units tendered for cash redemption in accordance with Section 6. 2 shall be entitled to receive an amount per Unit (the "Redemption Price") equal to 95% of the lesser of:

(a) the volume-weighted average trading price of the Units traded on the Toronto Stock Exchange for the last five (5) Business Days of the month in which the Redemption Notice is processed; and

(b) the Net Asset Value per Unit of the Units tendered for redemption as determined on the applicable Monthly Redemption Date.

(C) to add a new section 6A, such that the current sections 6A (Cancellation of all Redeemed Units) and 6.5 (Mechanics of Issue and Redemption) of the Declaration of Trust will become sections 6.5 and 6.6, respectively, and the new section 6A shall state as follows:

Section 6.4 Physical Gold Bullion Redemption

(1) The Unitholder of the Units tendered for physical gold bullion redemption in accordance with Section 6.2 shall be entitled to receive physical gold bullion in an amount per Unit (the "Bullion Redemption Price") equal to 100% of the Net Asset Value per Unit of the Units tendered for redemption as determined on the applicable Monthly Redemption Date.

(2) Redemption requests made pursuant to this Section 6.4 must be for amounts that are at least equivalent to the value of one (1) London Bullion Market Association recognized Good Delivery international bars, plus applicable expenses as set out in Subsection (4) hereof Any fractional amount of redemption proceeds in excess of one (1) London Bullion Market Association recognized Good Delivery international bars, or an integral multiple of one (1) bar in excess thereof, will be paid in cash at a rate equal to 100% of the Net Asset Value per Unit of the Units tendered for redemption as determined on the applicable Monthly Redemption Date.

(3) The Bullion Redemption Price payable in respect of the Units surrendered for physical gold bullion redemption during any calendar month shall be satisfied by way of physical gold bullion, and, where required by Subsection (2) above, cash, no later than ten (10) Business Days following the Monthly Redemption Date.

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(4) The redeeming Unitholder shall be liable for all industry standard costs actually incurred by the Trust to effect the redemption of the Units and delivery of physical gold bullion, including storage and in-and-out fees charged to the Trust. For the avoidance of doubt, no person that operates on a non-arm's length basis with the Trust, including the Administrator, shall be entitled to any payment from the Unitholder for its services as a direct result of a physical gold bullion redemption. Current costs associated with the delivery of physical gold bullion may be obtained from the Trust or the Transfer Agent. Physical gold bullion to be paid to a Unitholder as a result of a redemption of Units will be delivered by armoured transportation service carrier pursuant to delivery instructions provided in the Redemption Notice in accordance with the procedures established by the Trust. The armoured transportation service carrier will be engaged by, or on behalf of, the redeeming Unitholder at the expense of the redeeming Unitholder. The armoured transportation service carrier will receive the physical gold bullion in connection with a redemption of Units no later than ten (10) Business Days following the Monthly Redemption Date. Upon the receipt of the physical gold bullion representing the redeemed Units by the armoured transportation carrier, the Trust shall be discharged from all liability to the redeeming Unitholder in respect of the redeemed Units. Neither the Trust nor the Canadian chartered bank custodian of the physical gold bullion will bear the risk of loss of, and damage to the physical gold bullion once placed with the armoured transportation carrier. After the physical gold bullion has been placed with the armoured transportation service carrier, the Unitholder will not have recourse against the Trust or the Canadian chartered bank custodian of the physical gold bullion.

(5) Any applicable cash payment made pursuant to Subsection (2) above shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the redeeming Unitholder (unless such cheque is dishonoured upon presentment) or upon the receipt of a wire transfer to the redeeming Unitholder, as directed in the Redemption Notice. Upon such cash payment, the Trust shall be discharged from all liability to the redeeming Unitholder in respect of the redeemed Units, except to replace any cheque which is lost or destroyed. The Transfer Agent may issue a replacement cheque if it is satisfied that the original cheque has not been received or has been lost or destroyed, upon being furnished with such evidence of loss, indemnity or other documentation in connection therewith that the Transfer Agent in its discretion may consider necessary."

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APPENDIX "D"
MANDATE OF THE BOARD OF TRUSTEES

1.	Primary Mandate

The Trustees, who may also be called the "Board of Trustees", have a collective responsibility for supervision of administration of the affairs of CENTRAL GOLDTRUST (the "Trust") consistent with their powers and obligations under the Amended and Restated Declaration of Trust dated the 24th day of April, 2008, as the same may be further amended and/or restated from time to time, (collectively, the "Governing Declaration") and other statutory and legal requirements generally applicable to trustees of a self-governing trust that is also a reporting issuer for securities purposes in Canada and is listed on the Toronto Stock Exchange.

The prime stewardship responsibility of the Board of Trustees is to ensure the viability of the Trust and its function as a passive holder of gold bullion and to ensure that it is managed in the interest of the Unitholders generally.

2.	Composition and Organization of Trustees

A.	Selection of Trustees

The Corporate Governance and Nominating Committee of the Trustees periodically reviews the desired size and composition of the Board of Trustees within the context of the Governing Declaration, the need for recruitment of new Trustees and the appropriateness of the competencies, skills and experience of nominees. After seeking input and suggestions, the Committee assesses any proposal for a new Trustee prior to the proposal being submitted to the Board of Trustees and, in turn, to Unitholders.

All new Trustees are briefed on the structure of the Trust, its activities and administration, its financial affairs, the securities and regulatory environment, reporting requirements and affairs as a whole. A Trustees' Manual is provided to each new Trustee.

B.	Membership Criteria

Trustees must have qualifications equivalent to those prescribed for directors under applicable corporate and securities law of the Province of Ontario. They should have an appropriate mix of skills, knowledge and experience in business. Trustees selected should be able to commit sufficient time for the business of the Board of Trustees.

All Trustees are required to act honestly and in good faith and with loyalty in the interests of the Trust and its Unitholders generally.

C.	Independence

A majority of the Trustees shall be composed of Trustees who, in the reasonable opinion of the Board of Trustees, are the equivalent of "independent" under the provisions of National Instrument 58-101 of the Canadian Securities Administrators.

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D.	Chairman

The Trustees shall, until otherwise determined, appoint a Chairman from among the Trustees. In the event that the Chairman is a Trustee who is an executive of the Trust or Central Gold Managers Inc. (the "Administrator"), the Trustees shall also appoint a Lead Trustee from among the non-administrative or independent Trustees to Chair the Board of Trustees at meetings where the administrative and advisory personnel are absent and to assume other appropriate functions equivalent to the role of a Lead Director in a corporate context.

E.	Retirement Age

A Trustee who has attained the age of 78 years prior to the annual meeting of Unitholders in any year, shall retire from office at such annual meeting, except as decided otherwise by the Board of Trustees.

F.	Term of Office

The Trustees are elected by the Unitholders at each annual meeting and the term of office expires at the next annual meeting of the Unitholders or when a successor is elected.

3.	Meetings of the Trustees

(a)    In order to carry out its mandate, the Board of Trustees holds regular meetings on a quarterly basis and additional meetings as required to consider particular issues or strategic planning or deal with specific matters between quarterly meetings whenever appropriate;

(b)    The Board of Trustees is the master of its own policies, procedures, practices and deliberations concerning the affairs of the Trust, subject to the provisions of the Governing Declaration;

(c)    Distribution of materials, financial and other information that is important to the Trustees' understanding of agenda items is generally effected in advance of a meeting. The Trustees invite members of the Administrator from time to time to attend part of Board meetings so as to allow Trustees to gain additional understanding and insight into the administration of the Trust; and

(d)    The Trustees regularly meet in camera without any member of the Administrator present to ensure free and open discussion and communication among the non-administrative Trustees.

4.	Implementation

In order to carry out such responsibilities, the Trustees:

(a)    approve, and oversee the implementation of the Trust's strategy and plan of affairs including the stewardship of the Trust, entering into of administrative, advisory, safekeeping, transfer agency and other service agreements, as well as any significant divestures of assets by the Trust;

(b)    review, with input from the Audit Committee, the financial performance and financial reporting of the Trust and assess the scope, implementation and integrity of the Trust and its internal control systems;

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(c)    identify and assess the principal risks of the administration of the Trust;

(d)    oversee the public communications policy and Unitholder relations activities of the Trust;

(e)    appoint the officers of the Trust, ensuring that they are of the calibre required for their roles and planning their succession as appropriate from time to time;

(f)    review and approve, on an annual basis, the overall strategy of the Trust, all of which is developed in the first instance for consideration by the Administrator;

(g)    review the performance of the Management of the Trust and of the Administrator in line with policies in effect from time to time and the Trust's strategy and objectives;

(h)    assess and select nominees for election as Trustees;

(i)    ensure that new Trustees are provided with adequate orientation;

(j)    develop, through the Corporate Governance and Nominating Committee, the Trust's approach to corporate governance issues;

(k)    establish and oversee sub-committees of the Trustees as appropriate, approve their mandates and approve the compensation of their members; and

(l)    assess the performance of the Trustees.

In carrying out its responsibilities, the Trustees shall adopt a code of conduct and ethics to govern behaviour of officers of the Trust and officers and employees of the Administrator. The Trustees shall monitor the compliance with such code and, should any material waivers be granted to Trustees or officers of the Trust, the Trustees should as a matter of policy cause this to be disclosed in the next ensuing quarterly or annual report on the finances of the Trust.

The Trustees shall meet on at least a quarterly basis and shall hold additional meetings as required or appropriate to deal with strategic planning or other issues. Trustees shall all be encouraged to attend meetings in person wherever feasible. Attendance or participation at meetings shall be recorded.

Each of the Trustees is expected to agree to an evaluation of his or her individual performance as well as to a review of the collective performance of the Trustees as a whole. Trustees shall be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Trust and its Unitholders generally.

5.	Resources

The Trustees shall have the authority to retain legal, accounting and other consultants to advise them. The Trustees may request any Officer of the Trust or any officer or employee of the Administrator or its outside counsel or the external auditors to attend any meeting of the Trustees or to meet with any members of, or consultants to, the Trustees.

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An individual Trustee shall be permitted to engage an outside advisor at the expense of the Trust where, for example, he or she is placed in a conflict position through activities of the Trust, but any such engagement shall be subject to the prior approval of the Trustees or the Chair of the Corporate Governance and Nominating Committee.

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HOW TO CAST YOUR VOTE IN SUPPORT OF YOUR CURRENT BOARD

Time is running short. We urge you to protect your investment by not letting the offshore hedge fund take over your gold. Vote only your WHITE proxy form today.

In order to ensure that your proxy is received in time for Central GoldTrust's Annual & Special Meeting to be held on Friday, May 1, 2015, we recommend that you vote in the following ways as soon as possible.

VOTING METHOD	BENEFICIAL UNITHOLDERS If your Units are held with a broker, bank or other intermediary	REGISTERED UNITHOLDERS If your Units are held in your name and represented by a physical certificate
INTERNET	Visit www.proxyvote.com and enter your 16 digit control number located on the enclosed WHITE voting instruction form	N/A

TELEPHONE	Canadian: Call 1-800-474-7493 U.S.: Call 1-800-454-8683 and provide your 16 digit control number located on the enclosed WHITE voting instruction form	N/A

FACSIMILE	Canadian: Fax your WHITE voting instruction form to or toll free to 905-507-7793 or toll free to 1-866-623-5305 in order to ensure that your vote is received before the deadline. U.S.: N/A	Toll Free: 1-866-781-3111 / 416-368-2502

MAIL	N/A	CST Trust Company P.O. Box 721 Agincourt, ON M1S 0A1

If you have any questions or require any assistance in executing your proxy or voting instruction form,

please call D.F. King at:

North American Toll Free Number: 1-800-251-7519

Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301

Email: inquiries@dfking.com

North American Toll Free Facsimile: 1-888-509-5907

Facsimile: 1-647-351-3176

For up to date information please visit the website: www.gold-trust.com